UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 10-K

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(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-32407

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ARC DOCUMENT SOLUTIONS, INC.

(Exact name of Registrant as specified in its Charter)

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Delaware	**20-1700361**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

12657 Alcosta Blvd, Suite 200

San Ramon, California 94583

(925) 949-5100

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**ARC**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Based on the closing price of $2.63 of the registrant's Common Stock on the New York Stock Exchange on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the voting common equity held by non-affiliates of the registrant on that date was approximately $95,936,175.

As of February 14, 2023, there were 43,153,609 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission, are incorporated by reference in this Annual Report on Form 10-K in Part III as indicated therein.

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ARC DOCUMENT SOLUTIONS, INC.
ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2022

Table of Contents

	Page
PART I	6
Item 1. Business	6
Item 1A. Risk Factors	12
Item 1B. Unresolved Staff Comments	16
Item 2. Properties	17
Item 3. Legal Proceedings	17
Item 4. Mine Safety Disclosures	17
PART II	18
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6. Reserved	18
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	33
Item 8. Financial Statements and Supplementary Data	33
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	33
Item 9A. Controls and Procedures	34
Item 9B. Other Information	34
Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections	34
PART III	35
Item 10. Directors, Executive Officers and Corporate Governance	35
Item 11. Executive Compensation	35
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	36
Item 13. Certain Relationships and Related Transactions, and Director Independence	36
Item 14. Principal Accountant Fees and Services	36
PART IV	37
Item 15. Exhibits and Financial Statement Schedule	37
Item 16. Form 10-K Summary	42
Signatures	43

ARC DOCUMENT SOLUTIONS, INC.
2022 ANNUAL REPORT ON FORM 10-K

In this Annual Report on Form 10-K, "ARC Document Solutions," "ARC," "the Company," "we," "us," and "our" refer to ARC Document Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise dictates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this report are statements that could be deemed forward-looking statements, including without limitation statements with respect to expectations regarding the impact of the future cash flows, and capital requirements, the impact of foreign exchange rate movements on sales and net income, and the Company's anticipated effective tax rate, and statements of assumptions underlying any of the foregoing. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "project," "target," "likely," "will," "would," "could," and other similar language, whether in the negative or affirmative. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and should not be relied upon as of any subsequent date. Such statements are subject to a number of risks, uncertainties and assumptions described in the section titled "Risk Factors" under Part I, Item 1A below and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as indicative of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are listed below:

- A significant portion of our revenue across all of our product and services is generated from customers in the architectural, engineering, construction and building owner/operator industry. Any decline in that industry could adversely affect our future revenue and profitability.

- Because a significant portion of our overall costs are fixed, our earnings are highly sensitive to changes in revenue.

- We derive a significant percentage of net sales from within the State of California and our business could be disproportionately harmed by an economic downturn or natural disaster affecting California.

- Our growth strategy depends, in part, on our ability to successfully market and execute several different, but related, service offerings. Failure to do so could impede our future growth and adversely affect our competitive position.

- We are dependent upon our vendors to continue to supply us equipment, parts, supplies, and services at comparable terms and price levels as the business grows.

- Our failure to protect our customers' confidential information against security breaches could damage our reputation, harm our business and adversely affect our results of operation.

- Our failure to adequately protect the proprietary aspects of our technology solutions may cause us to lose market share.

- Our failure to comply with laws related to privacy and data security could adversely affect our financial condition.

- Our information technology and telecommunications systems are susceptible to damage, breach or interruption.

- Added risks are associated with our international operations.

- Our business could suffer if we fail to attract, retain, and successfully integrate skilled personnel.

- The market prices of our common stock is volatile, and is impacted by factors other than our financial performance, which could cause the value of an investment in our stock to decline.

- Changes in tax laws and interpretations could adversely affect our business.

- Our debt instruments impose certain restrictions on our ability to operate which in turn could negatively affect our ability to respond to business and market conditions and therefore could have an adverse effect on our business and results of operations.

- If the interest rates on our borrowings increase, our access to capital and net income could be adversely affected.

- We may be exposed to employment-related claims and costs and periodic litigation that could adversely affect our business and results of operations.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult further disclosures we make in future filings of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments thereto, as well as our proxy statements.

TRADEMARKS AND TRADE NAMES

We own or have rights to a number of trademarks, service marks, and trade names that we use in conjunction with the operation of our business, including the name and design mark "ARC Document Solutions," "ABACUS," "METAPRINT," "PlanWell," "PlanWell PDS," "Riot Creative Imaging," "SKYSITE," and various design marks associated therewith. In addition, we own or have rights to various trademarks, service marks, and trade names that we use regionally in conjunction with our operations. This report also includes trademarks, service marks and trade names of other companies.

PART I

Item 1. *Business*

Our Company

ARC Document Solutions Inc. is a digital printing company. We provide digital printing and document-related services to customers in a growing variety of industries. Our primary services are:

- digital printing of general and specialized business documents such as those found in marketing and advertising, engineering and construction and other industries, as well as producing highly-customized display graphics of all types and sizes;

- acquiring, placing and managing ARC-certified office printing equipment with proprietary device tracking and print management software at our customers' offices and job sites;

- scanning documents, indexing them and adding digital search features for use in digital document management, document archives and facilities management, as well as providing other digital imaging services; and,

- reselling digital printing equipment and supplies.

Each of these services frequently include additional logistics services in the form of distributing and delivering finished documents, installing display graphics, or the digital storage of graphic files.

While our production equipment and services are technologically sophisticated, we have also invested heavily in developing technology applications that improve digital printing and document management process, increase the efficiency of print networks, and provide features that enhance data security. We believe the use of this technology by our customers creates a more valuable relationship.

Our services, technology and national footprint create economies of scale and production efficiency across geographical boundaries for customers who prefer to work with a single supplier for their digital printing needs. We believe these single-source capabilities provide us with a material advantage over our competition in local and regional markets.

We serve more than 40,000 active customers in a wide variety of markets including retail, technology, energy, education, hospitality, public utilities, and others. We also perform work for a majority of the largest design, engineering, and construction-oriented firms in North America. Our largest customers are served by an enterprise sales force called Global Solutions. No individual customer accounts for more than 2.5% of our overall revenue.

We believe that no other public company in the U.S. offers the particular set of services we do. We believe we are the largest digital printing provider to the architectural, engineering and construction industry, or AEC, as measured by revenue, number of customers, and number of service centers.

Our employees are generally long-tenured, highly-experienced, and cross-trained. They provide our services from more than 130 service centers located throughout North America and in select locations around the world. All of our service centers can provide the complete array of our general services, but each service center varies in scale, size of labor force and capacity based on the size and needs of its particular market.

Our primary operational objective is to drive as much customer work through our service center network as is practical in order to leverage our production infrastructure, a capable and efficient workforce, and production-grade equipment.

Our services can be customized to meet the needs of individual customers, as well as address the needs of a broad industry, and we believe we have an excellent reputation for service and reliability. Because of our reputation for high level of service and the benefits that our technology brings to our customers, we find that we are able to charge a reasonable premium for our offering.

Importantly, we don't believe that we should be compared to conventional printers. We do not produce high-volume, low-margin, commodity offset or lithographic printing, but rather provide short-run, customized, high-quality digital printing services.

As such, we believe the customers, end-products, production equipment, labor utilization and economic models of conventional printers are materially different than ours.

We were founded in 1988, went public and was listed on the New York Stock Exchange in 2005, and is headquartered in San Ramon, California. We are a Delaware corporation operating under a single brand, "ARC." Our corporate name is "ARC Document Solutions, Inc.," and our NYSE ticker symbol is "ARC." We conduct our operations through our wholly-owned subsidiary, ARC Document Solutions, LLC, a Texas limited liability company, and its affiliates. In the years following our inception, our business grew through acquisitions, but for more than a decade acquisitions have not been a focal point for growth.

Principal Products and Services

Specifically, our offerings include:

Digital Printing: We print documents of any size in color and black and white on a variety of materials including plain paper, vinyl, fabric, metal, wood and other three-dimensional substrates. While we can and do print high-page count work such as manuals or catalogs, the documents we typically produce are usually characterized by their high-quality production, low-volume and quick turnaround, and are produced using highly-sophisticated digital printing equipment.

Managed Print Services: We acquire and manage digital printing equipment and place it in our customers' facilities for their use, based on a service level agreement, or SLA. We lease or own the equipment ourselves, while our customers pay for what they use. Per-use minimum charges are often part of our SLAs. We operate more than 10,500 managed print services, or MPS, locations, ranging in size from one or two pieces of equipment in a single office, to hundreds of pieces equipment in offices around the world. We also provide proprietary software to our customers that are designed to control their print expenses and connect their remote employees with their offices and ARC print centers nationwide. This software is developed and integrated by ARC.

Scanning and Digital Imaging: We scan hard-copy small format or large format documents in color or black and white, typically providing them to our customers as searchable PDF files. We also use our patented optical character recognition technology to make documents searchable, and we host them on proprietary applications for use as part of our ARC Facilities solutions. The types of documents that we scan include office files, construction plans and other small or large documents. We also process, distribute and print-on-demand images we capture for our customers. Our large, centralized Scanning and Digital Imaging centers are compliant with the Health Insurability Portability and Accountability Act of 1996, or HIPAA, so we can convert documents that include protected health information, or PHI. Our unique software creates efficient search tags on scanned data for easy search and retrieval. We offer Cloud-based document management software and other digital hosting services to our customers or make files available for our customers to host themselves.

Equipment and Supplies Sales: We sell equipment and supplies to a small segment of our customer base. We also provide ancillary services such as equipment service and maintenance, often as a way to generate recurring revenue in addition to a one-time sale. In addition, we offer certified used equipment available for sale or for use in our MPS offering.

In previous years, our services were characterized by the primary industries/markets in which they were meant to be sold, e.g., the construction industry or the document archiving and storage market. Having expanded the variety of the markets and industries we serve over the past several years, we now believe it is more useful to report our services by production method. Specifically, we previously described Digital Printing as "construction document and information management" or "CDIM," and Scanning and Digital Imaging as "archiving and information management" or "AIM."

The methods for financial reporting and revenue recognition in our renamed service lines remain unchanged. Likewise, "Managed Print Services" or "MPS" and "Equipment Sales and Supplies" are also reported identically from previous years.

Operations

The majority of our products and services are available from each of our service centers. As noted earlier, our primary operational objective is to optimize our business performance by driving as much customer work through our service center network as is practical, leveraging our production infrastructure, workforce, and production-grade equipment. All our production centers are digitally connected and we operate standard software and systems to support seamless movement of customers digital data and print anywhere within the ARC system.

In addition, we can provide many of our services in our customers' offices. Our geographic presence is concentrated in the U.S., with additional service centers in Canada, the United Arab Emirates (UAE), China, India, and the United Kingdom. Our origin as a company was in California, and the initial expansion of our business was concentrated there. We derive approximately 31% of our total revenue from the products and services delivered in California.

All of our production facilities are connected via a Software-Defined Wide Area Network, or SD-WAN. Our cloud offerings are hosted by Amazon Web Services. We employ a combination of proprietary and industry-leading technologies to provide redundancy, backup and security of all data in our systems. All of our technology operations are designed to meet ISO 29001 standards for data security, and several of our service centers are HIPAA-compliant allowing us to manage document conversions and other scanning tasks involving protected health information, or PHI.

In response to the pandemic, most of our corporate, financial and administrative staff have been working entirely or partially from home, while our service center staff continue to work in our facilities and adhere to strict safety and health protocols.

Seasonality is a small part of our business, with sales of Digital Printing for construction clients influenced by seasonality and building cycles. Sales of display graphics are affected by retail trends, marketing calendars, advertising campaigns and branding initiatives, as well as the marketing and communication needs of our office and real estate development clients.

MPS sales are driven by the generation of office documents and our customers' desire to improve business processes and reduce print-related costs. Scanning and Digital Imaging sales are influenced primarily by the desire for document workflow improvements. Equipment and Supplies sales are driven by purchasing cycles of individual customers, as well as by new features and advancements from equipment manufacturers.

Strategic Focus

Our strategic focus areas include driving profitable growth, optimizing our business performance, and returning value to our shareholders.

Driving profitable growth: We intend to expand the markets and industries we serve while leveraging our long-term relationships with existing customers. Our outside sales efforts are focused on developing new customers and markets that are identified and targeted by our centralized corporate marketing team. Account-based sales have been generally shifted to in-house service centers where work is performed, existing customer relationships are strongest, and additional contacts within these accounts can be easily discovered.

O*ptimizing our business performance*: We intend to leverage our service centers and cross-trained workforce to create efficiencies in our operations, lower our costs, and provide exceptional service to our customers. We believe that the more work we are able to drive through our service centers, the greater our efficiencies become.

Returning value to our shareholders: We intend to continue focusing our capital allocation strategy on benefiting our shareholders by using our cash flows to fund our dividend program and repurchase shares of our common stock in the open market.

Human Capital Management

We employed approximately 1,800 people as of December 31, 2022. Approximately 70% of our employees are located in the U.S. Approximately 98% of our team are full-time employees, with 60% representing non-exempt roles working in production functions. There are 15 engineers employed in our corporate headquarters in San Ramon, California, to develop, maintain, and support our proprietary software solutions. We also operate a technology center in Kolkata, India, with approximately 200 employees at that location who, in addition to supporting our San Ramon technology team, also support our research and development efforts. Approximately 80 service employees and managers work in our service centers in Canada, 50 in the United

Kingdom, and another 200 in India, United Arab Emirates and China. None of our employees are currently represented by labor unions.

We have long embraced inclusion, diversity and equity in our workforce from the top down. Two of our four board members are women. Our Chairman and Chief Executive Officer, our Chief Operating Officer and our Chief Technology Officer are Southeast Asian, our Chief Financial Officer is Hispanic, and our Corporate Counsel and Corporate Secretary is a woman. Similar racial and gender diversity is represented across our workforce.

We believe our success is a direct result of the contributions and commitment of our employees. Like most U.S. employers in 2022, ARC adjusted its compensation plans throughout the year to help facilitate employee retention. We also make profit-sharing and incentive plans part of most employees' compensation package. We believe that profit-sharing plans in particular encourage team efforts and cohesion within local and regional employee groups.

Our employee benefit offerings include price-competitive, high-quality medical insurance plans that include incentives for physical fitness, and we offer mental health and other employee assistance programs.

Our Customers

We serve approximately 40,000 active customers in a wide variety of markets. No single customer accounted for 2.5% or more of our sales in 2022. The size of our customers is wide-ranging, from local restaurant owners and construction subcontractors to international retailers, regional energy companies, and some of the country's largest school districts. We frequently sell products and services from across our portfolio to a single customer, particularly when working with larger customers. In addition, we often sell similar services to different companies within the same industry. Payment terms for account-based customers typically do not exceed 30 days.

The types of Digital Printing customers we sell to span a wide variety of industries that include but are not limited to:

- advertising/media/marketing/promotional/graphic design departments
- building owners and real estate developers
- design, engineering and construction professionals
- office management & IT departments responsible for print and document management
- facilities management staff in schools, hospitals and other institutions
- procurement departments in businesses of all kinds
- small business owners
- retail merchandising departments, and
- city/county/state municipalities

The local markets we serve through our service centers are often highly fragmented with a wide variety of specialized, geographically-differentiated business practices. Larger regional, national and international customers often consolidate the purchasing and the acquisition of our services through a single corporate department. We serve these larger customers through our enterprise sales force which we refer to as our Global Solutions.

Competition

The level of competition that we face varies in each of our markets, but we believe our service level, the breadth of our offerings, price, quality, responsiveness, and convenience to the customer are common competitive elements in any market.

We often compete with single-service firms, e.g., quick printers, copier dealers or scanning bureaus, but we do not know of any other firm that currently provides the full suite of services we offer.

Local copy shops and self-serve franchises are often aggressive competitors for digital printing business, but rarely offer the breadth of document management and logistics services that we do.

There are several companies in each major metropolitan market that provide MPS and related print services, but we believe these companies cannot provide the same or similar integrated services and technology that we offer.

Likewise, there are small and regional scanning companies in many of the markets where we compete, but few have the infrastructure, footprint, stewardship guarantees, and privacy certifications that we do.

With regard to large national and international customers, we know of no other document solutions companies in the U.S. with the national presence and global reach that we have established for each of our primary services.

We believe that we have a strong competitive position in the markets and industries that we serve for the following reasons:

- Broad expertise in specialized digital printing, finishing and installation.
- Capabilities in a wide variety of digital printing formats including large-format, small-format, black and white, color, as well as print capabilities on conventional substrates (paper and paper-based products) and unconventional substrates (vinyl, fabric, plastic, metal, three-dimensional structures, etc.).
- Strong domain expertise in printing specialty documents, especially in the architectural, engineering and construction industries.
- Long-standing positive customer relationships in every industry we serve.
- High-ranking organic search engine statistics for our primary services.
- Long-term contracts with high-profile, enterprise-level customers that can be leveraged for referral work.
- A large North American service center footprint of more than 130 facilities, with additional market presence in Canada, China, the UAE, India, the U.K. and other select international locations.
- The variety of equipment brands we make available to our customers as compared to the single brands offered by competing equipment manufacturers.
- We believe we are the only national company that integrates digital printing and document production at (1) customer sites (onsite offerings), (2) a national network of service centers (offsite offerings), and (3) digital management of documents in the cloud (cloud-based offerings).

Suppliers and Vendors

We purchase or lease equipment for use in our production facilities and at our customers' sites. We also purchase paper, toner and other consumables for the operation of our equipment. As a high-volume purchaser, we believe we receive favorable prices as compared to other service providers. Price increases are typically passed on to customers.

Our primary vendors of equipment, maintenance services, and digital printing supplies include Hewlett Packard, Canon Solutions America (Océ), and Xerox.

Purchases from these vendors during 2022 comprised approximately 40% of our total purchases of inventory and supplies. Although there are a limited number of suppliers that could supply our inventory, we believe any shortfalls from existing suppliers could be filled by other suppliers on comparable terms.

Proprietary Rights

We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and non-competition agreements, reseller agreements, customer contracts, and technical measures to establish and protect our rights in our proprietary technology. We also rely on a variety of technologies that are licensed from third parties to perform key functions.

We have registered "ARC Document Solutions," "ARC," as well as our historical name and logo, "American Reprographics Company," as trademarks in the U.S. with the United States Patent and Trademark Office, or USPTO. We have registered "PlanWell", "PlanWell PDS", "Riot Creative Imaging", "ABACUS" and "SKYSITE" as trademarks with the USPTO and in other countries. We have registered three patents which relate to systems and methods for optimizing data transfers and synchronization of information that enable our facilities management solution. We do not own any other registered trademarks, service marks, or patents, that are material to our business.

For a discussion of the risks associated with our proprietary rights, see Item 1A, "Risk Factors - Our failure to adequately protect the proprietary aspects of our technology solutions may cause us to lose market share."

Available Information

We use our corporate website, www.e-arc.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. The information on our website is not incorporated by reference into this Annual Report on Form 10-K or into any other report or document we file with the U.S. Securities and Exchange Commission or SEC. We file with, or furnish, to the SEC Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, as well as proxy statements and annual reports to shareholders, and, from time to time, other documents. The reports and other documents filed with or furnished to the SEC are available to investors on or through our corporate website free of charge as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC maintains an internet site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings and other documents pertaining to the conduct of our business can be found on the "Investors" section of our website available at ir.e-arc.com. These documents are available in print to any shareholder who requests a copy by writing or by calling ARC Document Solutions.

Item 1A. *Risk Factors*

The risks and uncertainties set forth below, as well as other risks and uncertainties described elsewhere in this Annual Report on Form 10-K including in our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in other filings with the SEC, could materially and adversely affect our business, financial condition, operating results, and the trading price of our common stock. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us to be material may also harm our business operations and financial results. Because of the following risks and uncertainties, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

<u>Risks Related to Our Business</u>

A significant portion of our revenue across all of our product and services is generated from customers in the AEC/O industry. Any decline in that industry could adversely affect our future revenue and profitability.

We estimate that customers in the AEC/O industry accounted for more than 50% of our net sales in 2022; therefore, our results largely depend on the strength of that industry. Our historical operating results reflect the cyclical and variable nature of the AEC/O industry. We believe that the AEC/O industry generally experiences downturns several months after a downturn in the general economy, and that there may be a similar delay in the recovery of the AEC/O industry following a recovery of the general economy. A downturn in the AEC/O industry would diminish demand for all of our products and services, and would therefore negatively affect our revenues and have a material adverse effect on our business, operating results and financial condition.

We derive a significant percentage of net sales from within the State of California and our business could be disproportionately harmed by an economic downturn or natural disaster affecting California.

We derived approximately 31% of our net sales in 2022 from our operations in California. Accordingly, we are sensitive to economic factors affecting business activity in California, including general and local economic conditions, declines in specific industries, macroeconomic trends, political factors affecting commerce and economic development, and natural disasters (including drought, earthquakes and wildfires) the intensity and frequency of which are being exacerbated by climate change. Any adverse developments affecting California could have a disproportionately negative effect on our results of operations and financial condition.

Our growth strategy depends, in part, on our ability to successfully market and execute several different, but related, service offerings. Failure to do so could impede our future growth and adversely affect our competitive position.

As part of our growth strategy, we intend to continue to offer and grow a variety of service offerings that are relatively new to the company. Our efforts will be affected by our ability to acquire new customers for our new service offerings as well as sell the new service offerings to existing customers. If we fail to procure new customers or sell these services to our existing customers, our growth may be adversely affected and we may incur operating losses as a result of a failure to realize revenue from the investments made in new service offerings.

Because a significant portion of our overall costs are fixed, our earnings are highly sensitive to changes in revenue.

Our network of service centers, equipment and related support activities involves substantial fixed costs which cannot be adjusted quickly to respond to declines in demand for our services. We estimate that approximately 24% of our overall costs were fixed in 2022. As a consequence, our results of operations are subject to relatively high levels of volatility and our earnings could deteriorate rapidly in the face of declining revenues because our ability to reduce fixed costs in the short-term is limited. If we fail to manage our fixed costs appropriately, or to maintain adequate cash reserves to cover such costs, we may suffer material adverse effects on our results of operations and financial condition.

We are dependent upon our vendors to continue to supply us with equipment, parts, supplies, and services at comparable terms and price levels as the business grows.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors. These vendors are not required to use us to distribute their equipment and are generally free to change the prices and other terms at which they sell to us. In addition, we compete with the selling efforts of some of these vendors. Our reliance on a limited number of principal vendors presents various risks. These include the risk that an interruption in our relationships with our principal vendors for any reason, such as a natural catastrophe, epidemics such as the COVID-19 pandemic, or actions taken in regard to increased tariffs on goods produced in certain countries such as China, we may not be able to develop an alternate source without incurring material additional costs and substantial delays. Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse effect on our ability to sell equipment as well as our ability to provide effective service and technical support to our customers. If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our other existing vendors or seek out new relationships with previously unused vendors.

Our failure to adequately protect the proprietary aspects of our technology solutions may cause us to lose market share.

Our success depends on our ability to protect and preserve the proprietary aspects of our technology products. We rely on a combination of patent, copyright, trademark and trade secret protection, confidentiality agreements, license and subscription agreements, and technical measures to establish and protect our rights in our proprietary technologies. These protections, however, may be inadequate. It is also possible that our intellectual property rights could be challenged, invalidated or circumvented, allowing others to use our intellectual property to our competitive detriment. Furthermore, we may, from time to time, be subject to intellectual property litigation which can be expensive, a burden on management's time and our Company's resources, and the outcome of any such litigation may be uncertain.

Competition in our industry and innovation by our competitors may hinder our ability to execute our business strategy and adversely affect our profitability.

The markets for our products and services are highly competitive, with competition primarily at local and regional levels. We compete primarily based on the level and quality of customer service, technological leadership, and price. Our future success depends, in part, on our ability to continue to improve our service and product offerings, and develop and integrate new technology solutions. In addition, current and prospective customers may decide to perform certain services themselves instead of outsourcing these services to us. These competitive pressures could adversely affect our sales and consolidated results of operations.

Our failure to comply with laws related to privacy and data security could adversely affect our financial condition.

We are or may become subject to a variety of laws and regulations in the United States and abroad regarding privacy, data protection and data security. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, health information-related laws and regulations, such as the HIPAA, may also have an impact on our business in light of the scanning and storage capabilities that we offer and provide to certain customers, which may involve user data that is considered to be personal health information under HIPAA. If we are unable to comply with the applicable privacy and security requirements, we could be subject to claims, legal liabilities, penalties, fines, and negative publicity, which could harm our operating results.

Our information technology and telecommunications systems are susceptible to damage, breach or interruption.

The management of our business is aided by the uninterrupted operation of our information technology systems, including computer hardware and software, and telecommunication systems. These systems are vulnerable to security breaches, natural disasters or other catastrophic events, computer viruses, or other interruptions or damage stemming from power outages, equipment failure or unintended usage by employees. In particular, our employees and unauthorized third parties may gain access to personally identifiable or other regulated information, the misuse of which could result in legal liability. In addition, we rely on information technology systems to process, transmit and store electronic information and to communicate among our locations around the world and with our clients, partners and consultants, including through cloud-based platforms often provided by third parties. The breadth and complexity of this infrastructure increases the potential risk of security breaches. Security breaches caused by computer hackers and foreign governments, may disable or damage the proper functioning of our systems. It is possible that our security controls, and/or those of the third parties with whom we partner, over personal and other confidential information may not prevent unauthorized access to, or destruction, loss, theft, misappropriation or release of personally identifiable or other proprietary, confidential, sensitive or valuable information of ours or third parties, including our customers. Any such unauthorized access could lead to potential disclosure of regulated information. Any such disclosure or damage to our systems, or those of third parties with which we partner, could subject us to third party claims and reputational harm. In those instances, our ability to attract new clients may be impaired and/or we may be subject to damages and regulatory penalties and fines. In addition, system-wide or local failures of these information technology systems could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Damage or disruption to our facilities, including our technology center, could impair our ability to effectively provide our services and may have a significant effect on our revenues, expenses and financial condition.

Our IT systems are an important part of our operations. We currently store customer data on a variety of servers, including servers hosted by Amazon Web Services and at our technology center located in San Ramon, California near known earthquake fault zones. Although we have redundant systems and offsite backup procedures in place, interruption in service, damage to or destruction of our technology center or a disruption of our data storage processes resulting from sustained process abnormalities, human error, acts of terrorism, violence, war or a natural disaster, such as fire, earthquake or flood, could result in delays, in reduced levels of customer service and have a material adverse effect on the markets in which we operate and on our business operations.

Although we currently maintain general property damage insurance, if we incur losses from uninsured events, we could incur significant expenses which would adversely affect our results of operations, cash flows and financial condition.

Catastrophic events, including global pandemics such as the COVID-19 pandemic, could materially adversely affect our business, results of operations and/or financial condition.

The occurrence of a major earthquake, fire, flood or other weather events, power loss, telecommunications failure, software or hardware malfunctions, pandemics (including the COVID-19 pandemic), cyber-attack, war, terrorist attack or other catastrophic event that our disaster recovery plans do not adequately address, could adversely affect our employees, our systems, our ability to produce and distribute our products, and our reputation. For example, the COVID-19 pandemic has had, and continues to have, a significant impact around the world, prompting governments and businesses to take unprecedented measures in response. Such measures have included travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may continue to impact all or portions of our workforce and operations and the operations of our customers and suppliers. Although certain restrictions related to the COVID-19 pandemic have eased, uncertainty continues to exist regarding such measures and potential future measures. Current material shortages, logistics constraints and labor inefficiencies have limited and could continue to limit our ability to meet customer demand, which could have a material adverse effect on our business, results of operations and/or financial condition.

The COVID-19 pandemic has significantly increased economic and customer demand uncertainty, has caused inflationary pressure in the U.S. and elsewhere and has led to volatility in customer demand for the Company's products and services and caused supply chain disruptions. Economic uncertainties could continue to affect customer demand for the Company's products and services and the financial condition and credit risk of our customers.

A catastrophic event resulting in the destruction or disruption of our workforce, our systems, our ability to produce and distribute our products, any of our data centers or our critical business or information technology systems could adversely affect our ability to conduct normal business operations and our operating results or cash flows. The adverse effects of any such catastrophic event would be exacerbated if experienced at the same time as another unexpected and adverse event, such as the COVID-19 pandemic.

Added risks are associated with our international operations.

We have international operations in China, India, the United Kingdom, Canada, and United Arab Emirates. Approximately 11% of our revenues for 2022 were derived from our international operations, with approximately 3% derived from China. Our future revenues, costs of operations and net income could be adversely affected by a number of factors related to our international operations, including changes in economic conditions from country to country (resulting from pandemics such as the COVID-19 outbreak or otherwise), currency fluctuations, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues.

Our business could suffer if we fail to attract, retain, and successfully integrate skilled personnel.

We believe that our ability to attract, retain, and successfully integrate qualified personnel is critical to our success. As we continue to place more emphasis on document management and storage technology, our need to hire and retain software and other technology-focused personnel has increased, and can be expected to continue to increase. Competition for such personnel, particularly in the San Francisco Bay Area, is intense. If we lose key personnel and/or are unable to recruit qualified personnel, our ability to manage and grow our business will be adversely affected. In addition, the loss of the services of one or more members of our senior management team would disrupt our business and impede our ability to successfully execute our business strategy.

We may be exposed to employment-related claims and periodic litigation that could adversely affect our business and results of operations.

We are subject to a number of risks inherent to our status as an employer, including claims of misconduct or negligence on the part of our employees, claims by our employees and former employees of discrimination or harassment; claims relating to violations of wage, hour and other workplace regulations; and claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits.

If we experience significant incidents in any of the above-described areas, we could face substantial out-of-pocket losses, or fines. In addition, such claims may give rise to litigation, which may be time consuming, distracting and costly, and could have a material adverse effect on our business.

Environmental, health, and safety laws and regulations, and the costs of compliance, could materially adversely affect our financial position, results of operations and cash flows.

Our operations are subject to numerous laws and regulations governing environmental protection and occupational health and safety matters. Under these laws and regulations, we may be liable for, among other things, the cost of investigating and remediating contamination, regardless of fault or actions on our part. The amount of any such expense or related natural resource damages for which we may be held responsible could be substantial. We cannot predict the potential financial impact on our business if adverse environmental, health, or safety conditions are discovered, or environmental, health, and safety requirements become more stringent. If we are required to incur environmental, health, or safety compliance or remediation costs that are not currently anticipated and accrued by us, our financial position, results of operations and cash flows could be materially adversely affected, depending on the magnitude of the cost.

Changes in tax laws and interpretations could adversely affect our business.

We are subject to income and other taxes in the U.S. and in numerous foreign jurisdictions. Our domestic and foreign tax provisions are dependent on the jurisdictions in which profits are determined to be earned and taxed. Additionally, the amount of tax provision is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. A number of factors influence our effective tax rate, including changes in tax laws and treaties as well as the interpretation of existing laws and rules. Federal, state, and local governments and administrative bodies within the U.S., which represents a majority of our operations, and other foreign jurisdictions have implemented, or are considering, a variety of broad tax, trade, and other regulatory reforms that may impact us.

Results of tax examinations may adversely affect our future results of operations.

We are subject to various tax examinations on an ongoing basis. Adverse results of tax examinations for income, payroll, value added, sales-based and other taxes may require future material tax payments if we are unable to sustain our position with the relevant jurisdiction. Where appropriate, we have made accruals for these matters which are reflected in our Consolidated Balance Sheets and Statements of Operations.

Risks Related to Our Indebtedness

Our debt instruments impose certain restrictions on our ability to operate which in turn could negatively affect our ability to respond to changing business and market conditions and therefore could have an adverse effect on our business and results of operations.

As of December 31, 2022, we had $66.5 million in outstanding short and long-term borrowings under our credit facilities, and finance leases, excluding trade payables and operating leases. The terms of the agreements under which this indebtedness was incurred may limit or restrict, among other things, our ability to incur certain additional debt, make certain restricted payments, consummate certain asset sales, and enter into certain transactions with affiliates.

We are also required to maintain a total leverage ratio and fixed charge coverage ratio under our credit agreement with U.S. Bank National Association, dated April 22, 2021, or the 2021 Credit Agreement. Our inability to meet these ratios could result in the acceleration of the repayment of the outstanding obligations under the 2021 Credit Agreement, the termination of the lenders' commitment to provide our revolving line of credit thereunder, the increase in our effective cost of funds or the cross-default of other credit arrangements. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

Risks Related to Our Common Stock

The market prices of our common stock is volatile, and may be impacted by factors other than our financial performance, which could cause the value of an investment in our common stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control. Between January 1, 2022, and December 31, 2022, the closing price of our common stock fluctuated from a low of $2.16 to a high of $4.17 per share.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention as well as our other resources and could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurance that we will continue to declare dividends or repurchase shares of our common stock.

Our Board of Directors has declared quarterly dividends in the past. Our ability to continue to pay quarterly dividends and to repurchase shares of our common stock is subject to capital availability and periodic determinations by our Board of Directors that dividends and repurchases of shares of our common stock are in the best interests of our shareholders and in compliance with applicable laws. Our dividend payments and repurchases of shares of our common stock may change from time to time. Management currently intends to continue quarterly dividends, and repurchases of shares of our common stock, subject to approval by our Board of Directors, but we cannot provide any assurance as to the timing, sustainability, or any particular amounts of future dividends and repurchases of shares of our common stock. A suspension in our dividend payments or repurchases of shares of our common stock could have a negative effect on the price of our common stock and would have a negative effect on returns on investment to our shareholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At the end of 2022, we operated 144 service centers, of which 123 were in the United States, nine were in Canada, six were in China, three were in the United Kingdom, two were in India, and one was in United Arab Emirates. We also occupied a technology center in Kolkata, India, as well as other facilities, including our executive offices located in San Ramon, California.

In total, the Company occupied approximately 1.0 million square feet as of December 31, 2022.

We lease nearly all of our service centers, and each of our administrative facilities and our technology centers. In addition to the facilities that are owned, our fixed assets are comprised primarily of machinery and equipment, vehicles, and computer equipment. We believe that our facilities are adequate and appropriate for the purposes for which they are currently used in our operations and are well maintained.

Item 3. *Legal Proceedings*

We are involved, and will continue to be involved, in legal proceedings arising out of the conduct of our business, including commercial and employment-related lawsuits. Some of these lawsuits purport or may be determined to be class actions and seek substantial damages, and some may remain unresolved for several years. We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Our evaluation of whether a loss is reasonably probable is based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter. As of December 31, 2022, we have accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not currently believe that the ultimate resolution of any of these matters will have a material adverse effect on our results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, financial condition, or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock, par value $0.001, is listed on the New York Stock Exchange or NYSE under the stock symbol "ARC".

Holders

As of February 14, 2023, the approximate number of stockholders of record of our common stock was 133. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record.

Dividends

In December 2022, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock that is payable on February 28, 2023 to shareholders of record as of January 31, 2023. The timing, declaration and payment of future dividends, however, falls within the discretion of our Board of Directors and will depend upon many factors, such as our financial condition and earnings, the capital requirements of our business, restrictions imposed by applicable law and our debt agreements and any other factors the Board of Directors deems relevant from time to time.

Issuer Purchases of Equity Securities

The following table presents information regarding repurchases of our common stock for the periods presented:

(In thousands, except for price per share)	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share ($)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet Be Purchased Under The Plans or Programs (1)
Period				
October 1, 2022—October 31, 2022	—		—	$ 6,968
November 1, 2022—November 30, 2022	239	$ 2.79	239	$ 6,301
December 1, 2022—December 31, 2022	30	$ 2.99	30	$ 6,211
Total repurchases during the fourth quarter of 2022	269		269	

(1) The Company's stock repurchase program authorizes us to purchase up to $15.0 million of our outstanding common stock through March 31, 2023. In February 2023, the Company's Board of Directors authorized the expansion of the stock repurchase program to $20.0 million through March 31, 2026. Under the repurchase program, purchases of shares of common stock may be made from time to time in the open market, or in privately negotiated transactions, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors including price, regulatory requirements, and capital availability. The stock repurchase program does not obligate us to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time without prior notice.

Item 6. **[Reserved]**

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Business Summary

ARC Document Solutions Inc. is a digital printing company. We provide digital printing and document-related services to customers in a growing variety of industries. Our primary services are:

- digital printing of general and specialized business documents such as those found in marketing and advertising, engineering and construction and other industries, as well as producing highly-customized display graphics of all types and sizes;

- acquiring, placing and managing ARC-certified office printing equipment with proprietary device tracking and print management software at our customers' offices and job sites;

- scanning documents, indexing them and adding digital search features for use in digital document management, document archives and facilities management, as well as providing other digital imaging services; and,

- reselling digital printing equipment and supplies.

Each of these services frequently include additional logistics services in the form of distributing and delivering finished documents, installing display graphics, or the digital storage of graphic files.

For a more complete description of our business, and product and service offerings, see Part I, Item 1 - "Business" - of this Annual Report on Form 10-K.

Costs and Expenses

Our cost of sales consists primarily of materials (paper, toner and other consumables), labor, and "indirect costs." Indirect costs consist primarily of equipment expenses related to our MPS locations (typically our customers' offices and job sites) and our service centers. Facilities and equipment expenses include maintenance, repairs, rents, insurance, and depreciation. Paper is the largest component of our material cost; however, paper pricing typically does not significantly affect our operating margins as they are often passed on to our customers. We closely monitor material cost as a percentage of net sales to measure volume and waste, and we maintain low levels of inventory. We also track labor utilization, or net sales per employee, to measure productivity and determine staffing levels.

Historically, our capital expenditure requirements have varied based on our need for printing equipment in our MPS locations and service centers. Over the past several years, the pandemic has reduced the number of employees in our customers' locations, which has, in turn, reduced the need for equipment. We believe this equipment trend is likely to become permanent and, as a result, we think our future capital needs will remain muted.

Because our relationships with credit providers allow us to obtain attractive lease rates, we chose to lease rather than purchase most of our equipment over the past two years.

Research and development costs consist mainly of the salaries, leased building space, and computer equipment related to our data storage and development centers in San Ramon, California and Kolkata, India. Such costs are primarily recorded to cost of sales.

COVID-19 Pandemic

The COVID-19 pandemic continued to affect our financial performance during 2022, but was felt most strongly in the first quarter of the year. Business momentum from that point forward, however, increased throughout the remainder of the year, and we believe the reduced office presence of employees where we deliver our MPS services will be permanent. The products and services we provided throughout the year were related to COVID-19 health and safety initiatives. While we saw a dramatic decline in pandemic-related sales, we more than offset the decline by serving the normal needs of our customers. Our MPS business continued to remain under pressure throughout the year as most employers left work-from-home policies in place. We expect that a hybrid work arrangement will remain the norm for our customers in 2023, but for print volumes to increase marginally as some employers bring their employees back into the office at higher rates than we saw in 2022. We believe work-from-home practices benefit our scanning business as employees need access to documents, regardless of where they are working, and document scanning is the first step in making them accessible in the Cloud.

Uncertainty around the potential disruption to our business related to the COVID-19 pandemic and its effect on the U.S. economy and our clients' ongoing business operations has largely been mitigated, but we remain watchful and prepared to alter our business operations to protect employees and customers. The following discussions are subject to the future effects of the COVID-19 pandemic on our ongoing business operations.

Employee Safety

In response to the COVID-19 pandemic, we implemented significant changes to our operating environment to help our employees around the world remain safe. As the pandemic has waned throughout 2022, many of our corporate, financial and administrative staff continue to work entirely or partially from home, while our service center staff continues to work in our facilities. Safety and health protocols for each service center have been based on government-issued local health and safety procedures.

We still maintain many of the changes we put in place in our service center production and other high-traffic areas to ensure sufficient distancing, installed clear barriers at our customer counters and other high-density areas, limited visitor entry where appropriate, and dramatically increased virtual meetings in place of face-to-face meetings. It is our intention to continue employing these general safety protocols for the near future.

Market Review

We believe the expanding list of industries we serve are generally growing and offer ongoing sales opportunities for our services.

Demand for digital printing appears high across our customer base, and includes environmental graphics, marketing and promotional work. We believe the incorporation of hybrid work schedules and return-to-office initiatives across the economy due to the pandemic continue to create opportunities for our MPS services and software, and that work-from-home and other remote document access requirements are spurring demand for scanning and digital imaging services.

We believe that the desire to communicate visually—and especially in color—is growing in all areas of commerce, in office environments, in educational venues, and in public spaces of all kinds. While office capacity has fluctuated with the progress of the COVID-19 pandemic, we believe there is minimal desire among our customers to completely abandon in office work. We believe employers want to make environments more inviting and engaging for the people who occupy them.

Construction activity has been remarkably robust over the past two years. While constrained by labor and supply chain issues, we think building activity for both new buildings and retrofitting older structures continues to be driven by property developers and owners who are intent on keeping their real estate assets compelling to tenants and prospective tenants.

Economic inflation in the U.S., Canada and abroad has materially affected our business over the past year, primarily in the form of higher labor and material costs. Price increases in materials continue to be passed on to our customers. Supply chain disruptions over the past year have been largely resolved, and we remain reasonably protected from them due to the wide variety of suppliers we have developed over our history.

Results of Operations

(In millions, except percentages)	Year Ended December 31, 2022 [1]		Year Ended December 31, 2021 [1]		2022 Versus 2021 Increase (decrease) $ [1]		2022 Versus 2021 Increase (decrease) %
Digital Printing	$	174.8	$	166.7	$	8.1	4.8 %
MPS		75.8		72.4		3.3	4.6 %
Scanning and Digital Imaging		17.4		14.5		2.9	20.1 %
Total services sales	$	267.9	$	253.6	$	14.3	5.6 %
Equipment and Supplies sales		18.1		18.6		(0.5)	(2.7)%
Total net sales	$	286.0	$	272.2	$	13.8	5.1 %
Gross profit	$	96.0	$	87.7	$	8.3	9.5 %
Selling, general and administrative expenses	$	77.5	$	72.3	$	5.2	7.2 %
Amortization of intangibles	$	0.1	$	0.2	$	(0.1)	(51.3)%
Interest expense, net	$	1.8	$	2.1	$	(0.4)	(16.3)%
Income tax provision	$	5.8	$	4.2	$	1.7	39.5 %
Net income attributable to ARC	$	11.1	$	9.1	$	2.0	21.3 %
Adjusted net income attributable to ARC [2]	$	12.0	$	9.5	$	2.5	26.4 %
Cash flows provided by operating activities	$	37.2	$	35.8	$	1.5	4.1 %
EBITDA [2]	$	39.1	$	40.0	$	(0.9)	(2.2)%
Adjusted EBITDA [2]	$	40.9	$	41.7	$	(0.8)	(1.9)%

(1)   Column does not foot due to rounding.

(2)   See "Non-GAAP Financial Measures" following "Results of Operations" for definitions, reconciliations and more information related to our Non-GAAP disclosures.

The following table provides information on the percentages of certain items of selected financial data as a percentage of net sales for the periods indicated:

	As Percentage of Net Sales Year Ended December 31, 2022 [1]	As Percentage of Net Sales Year Ended December 31, 2021 [1]
Net Sales	100.0 %	100.0 %
Cost of sales	66.4	67.8
Gross profit	33.6	32.2
Selling, general and administrative expenses	27.1	26.6
Amortization of intangibles	—	0.1
Income from operations	6.4	5.6
Interest expense, net	0.6	0.8
Income before income tax provision	5.8	4.8
Income tax provision	2.0	1.5
Net income	3.8	3.2
Loss attributable to the noncontrolling interest	0.1	0.1
Net income attributable to ARC	3.9 %	3.4 %
EBITDA [2]	13.7 %	14.7 %
Adjusted EBITDA [2]	14.3 %	15.3 %

(1)   Column does not foot due to rounding.

(2)   See "Non-GAAP Financial Measures" following "Results of Operations" for definitions, reconciliations and more information related to our Non-GAAP disclosures.

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

Net Sales

Net sales in 2022 increased 5.1%, compared to 2021. The increase in net sales was driven largely by our expansion in markets and industries we serve. This resulted in year-over-year quarterly net sales growth in the first three quarters of the year, offset by a slight decline in net sales in the fourth quarter largely caused by weak sales from our Chinese joint venture.

Digital Printing. Sales of Digital Printing services in 2022 increased by $8.1 million, or 4.8%, compared to 2021. The increase in sales of Digital Printing services was primarily due to demand in the retail, office, education, and construction verticals as the economic constraints of the pandemic waned throughout the year. Digital Printing services represented 61% of total net sales for both 2022 and 2021.

MPS. Sales of MPS services in 2022 increased by $3.3 million, or 4.6%, compared to 2021. The increase in annual MPS sales was driven by the increased return of employees in the U.S. and Canada to their offices in response to the lifting of restrictions by their employers, and thus increasing the volume of printing done in our customers' offices. MPS engagements on construction job sites remained active throughout the year as construction activity continued to be robust. Additionally, contributing to the sales increase were price increases implemented in 2022. Revenues from MPS sales represented approximately 27% of total net sales for both 2022 and 2021.

The number of MPS locations has remained relatively flat year-over-year at approximately 10,720 as of December 31, 2022.

Scanning and Digital Imaging. Year-over-year sales of Scanning and Digital Imaging services increased by $2.9 million, or 20.1%, in 2022, compared to 2021. The increase in sales of our Scanning and Digital Imaging services was primarily attributable to demand from businesses interested in remote digital access to documents and removing paper documents from their premises. We continue to drive an expansion of our addressable market for Scanning and Digital Imaging services with increased marketing activity, as well as targeting building owners and facility managers that require on-demand access to their legacy documents to operate their assets efficiently. We believe that, with the expansion of the markets and industries we serve and the desire of our existing customers to have digital access to documents, our Scanning and Digital Imaging services will continue to grow in the future.

Equipment and Supplies. Equipment and Supplies sales decreased by $0.5 million, or 2.7%, in 2022, compared to 2021. The decrease was primarily driven by the economic slowdown in China related to the COVID-19 pandemic, which decreased sales from UNIS Document Solutions Co. Ltd, or UDS, our Chinese joint venture. Equipment and Supplies sales derived from UDS, were $2.5 million in 2022, as compared to $3.9 million in 2021. Equipment and Supplies sales represented approximately 6% of total net sales for 2022 and approximately 7% for 2021.

Gross Profit

Gross profit increased to $96.0 million in 2022, compared to $87.7 million in 2021. Gross margin increased to 33.6% in 2022, compared to 32.2% in 2021, in conjunction with a net sales increase of $13.8 million. Gross margin improvement was largely driven by additional sales and our efforts to drive more work through our service centers to leverage our infrastructure, cross-trained workforce, and production-grade equipment. The improved gross margins driven by our ability to better leverage our costs, were partially offset by an increase in labor and material costs resulting from current inflationary pressures.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $5.2 million, or 7.2%, in 2022 compared to 2021. The increase was primarily due to increased labor costs and salary adjustments to improve employee retention, as well as higher commissions, bonuses and travel resulting from increased sales and profitability.

Amortization of Intangibles

Amortization of intangibles of $0.1 million in 2022 decreased compared to 2021, primarily due to the completed amortization of certain customer relationships related to historical acquisitions. In the years following our inception, our business grew through acquisitions, but for more than a decade acquisitions have not been a focal point for growth.

Interest Expense, Net

Net interest expense totaled $1.8 million in 2022, compared to $2.1 million in 2021. The decrease in 2022 compared to 2021 was due to the continuing reduction of our overall debt.

Income Taxes

We recorded an income tax provision of $5.8 million in relation to a pretax income of $16.6 million for 2022, which resulted in an effective income tax rate of 35.1%. In addition to recurring state and foreign taxes and certain nondeductible expenses, our effective income tax rate for 2022 was impacted by a change in valuation allowances against certain deferred tax assets and stock based compensation forfeitures. Excluding the impact of valuation allowances, stock based compensation forfeitures and other discrete items, our effective income tax rate for the consolidated company would have been 29.4% and our effective income tax rate attributable to ARC Document Solutions, Inc. would have been 29.1%.

We recorded an income tax provision of $4.2 million in relation to a pretax income of $13.0 million for 2021, which resulted in an effective income tax rate of 32.1%. In addition to recurring state and foreign taxes and certain nondeductible expenses, our effective income tax rate for 2021 was primarily impacted by a change in valuation allowances against certain deferred tax assets and stock-based compensation forfeitures. Excluding the impact of valuation allowances, stock based compensation forfeitures and other discrete items, our effective income tax rate for the consolidated company would have been 29.2% and our effective income attributable to ARC Document Solutions, Inc. would have been 28.7%.

Noncontrolling Interest

Net income attributable to noncontrolling interest represents 35% of the income of our Chinese joint venture with UDS and its subsidiaries, which together comprise our Chinese joint-venture operations.

Net Income Attributable to ARC

Net income attributable to us was $11.1 million in 2022, as compared to $9.1 million in 2021. The increase in net income attributable to us in 2022 is driven by the increase in net sales and decrease in depreciation expense of $4.0 million, partially offset by the increase in selling, general and administrative expenses described above. As hybrid work schedules reduced office printing volumes, our need for printing equipment has significantly decreased and has reduced our depreciation expense.

EBITDA

EBITDA margin decreased slightly to 13.7% in 2022 from 14.7% in 2021. Excluding the effect of stock-based compensation adjusted EBITDA margin decreased slightly to 14.3% in 2022 from 15.3% in 2021. The decrease is largely attributable to higher labor and SG&A costs as noted above.

Impact of Inflation

Inflation has had a significant impact on our operations in 2022, but we believe inflationary pressures are largely behind us as we move into 2023. Price increases for raw materials, such as paper and fuel charges, typically have been, and we expect will continue to be, passed on to customers in the ordinary course of business, but we don't expect labor and related costs to decrease from 2022 levels.

Non-GAAP Financial Measures

EBITDA and related ratios presented in this report are supplemental measures of our performance that are not required by or presented in accordance with accounting principles generally accepted in the United States of America or GAAP. These measures are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, net income margin, income from operations, or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating, investing or financing activities as a measure of our liquidity.

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA margin is a non-GAAP measure calculated by dividing EBITDA by net sales.

We have presented EBITDA and related ratios because we consider them important supplemental measures of our performance and liquidity. We believe investors may also find these measures meaningful, given how our management makes use of them. The following is a discussion of our use of these measures.

We use EBITDA to measure and compare the performance of our operating divisions. Our operating divisions' financial performance includes all of the operating activities except debt and taxation which are managed at the corporate level for U.S. operating divisions. We use EBITDA to compare the performance of our divisions and to measure performance for determining consolidated-level compensation. In addition, we use EBITDA to evaluate potential acquisitions and potential capital expenditures.

EBITDA and related ratios have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

- They do not reflect our cash expenditures, or future requirements for capital expenditures and contractual commitments;

- They do not reflect changes in, or cash requirements for, our working capital needs;

- They do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments on our debt;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

- Other companies, including companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and related ratios should not be considered as measures of discretionary cash available to us to invest in business growth or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and related ratios only as supplements.

Our presentation of adjusted net income and adjusted EBITDA is an attempt to provide meaningful comparisons to our historical performance for our existing and future investors. The unprecedented changes in our end markets over the past several years have required us to take measures that are unique in our history and specific to individual circumstances. Comparisons inclusive of these actions make normal financial and other performance patterns difficult to discern under a strict GAAP presentation. Each non-GAAP presentation, however, is explained in detail in the reconciliation tables below.

Specifically, we have presented adjusted net income attributable to ARC and adjusted earnings per share attributable to ARC shareholders for 2022 and 2021 to reflect the exclusion of changes in the valuation allowances related to certain deferred tax assets and other discrete tax items. This presentation facilitates a meaningful comparison of our operating results for 2022 and 2021. We believe these changes were the result of items which are not indicative of our actual operating performance.

We have presented adjusted EBITDA for 2022 and 2021 to exclude stock-based compensation expense. The adjustment of EBITDA for this item is consistent with the definition of adjusted EBITDA in our Credit Agreement; therefore, we believe this information is useful to investors in assessing our financial performance.

The following is a reconciliation of cash flows provided by operating activities to EBITDA:

	Year Ended December 31,	
(In thousands)	2022	2021
Cash flows provided by operating activities	$ 37,227	$ 35,775
Changes in operating assets and liabilities	1,128	3,331
Non-cash expenses	(7,140)	(5,708)
Income tax provision	5,832	4,181
Interest expense, net	1,796	2,147
Loss attributable to the noncontrolling interest	304	301
EBITDA	$ 39,147	$ 40,027

The following is a reconciliation of net income attributable to ARC Document Solutions, Inc. shareholders to EBITDA and adjusted EBITDA:

	Year Ended December 31,	
(In thousands)	2022	2021
Net income attributable to ARC Document Solutions, Inc. shareholders	$ 11,094	$ 9,143
Interest expense, net	1,796	2,147
Income tax provision	5,832	4,181
Depreciation and amortization	20,425	24,556
EBITDA	39,147	40,027
Stock-based compensation	1,773	1,686
Adjusted EBITDA	$ 40,920	$ 41,713

The following is a reconciliation of net income margin attributable to ARC Document Solutions, Inc. shareholders to EBITDA margin and adjusted EBITDA margin:

	Year Ended December 31,	
	2022 [1]	2021 [1]
Net income margin attributable to ARC Document Solutions, Inc. shareholders	3.9 %	3.4 %
Interest expense, net	0.6	0.8
Income tax provision	2.0	1.5
Depreciation and amortization	7.1	9.0
EBITDA margin	13.7	14.7
Stock-based compensation	0.6	0.6
Adjusted EBITDA margin	14.3 %	15.3 %

[1]   Column does not foot due to rounding.

The following is a reconciliation of net income attributable to ARC Document Solutions, Inc. shareholders to adjusted net income and adjusted earnings per share attributable to ARC Document Solutions, Inc. shareholders:

		Year Ended December 31,		
(In thousands, except per share data)		2022		2021
Net income attributable to ARC Document Solutions, Inc. shareholders	$	11,094	$	9,143
Deferred tax valuation allowance and other discrete tax items		905		352
Adjusted net income attributable to ARC Document Solutions, Inc. shareholders	$	11,999	$	9,495
Actual:				
Earnings per share attributable to ARC Document Solutions, Inc. shareholders:				
Basic	$	0.26	$	0.22
Diluted	$	0.26	$	0.21
Weighted average common shares outstanding:				
Basic		42,214		42,164
Diluted		43,280		42,732
Adjusted:				
Earnings per share attributable to ARC Document Solutions, Inc. shareholders:				
Basic	$	0.28	$	0.23
Diluted	$	0.28	$	0.22
Weighted average common shares outstanding:				
Basic		42,214		42,164
Diluted		43,280		42,732

Liquidity and Capital Resources

Our principal sources of cash have been cash flows from operations and borrowings under our debt and lease agreements. Our recent historical uses of cash have been for ongoing operations, payment of principal and interest on outstanding debt obligations, capital expenditures, dividends and stock repurchases.

We continually assess our capital allocation strategy, including decisions relating to dividends, repurchase shares of our common stock, capital expenditures, and debt pay-downs. In the beginning of 2020 we suspended dividends due to uncertainties caused by the COVID-19 pandemic. In December 2020, we recommenced our dividend program and subsequently increased the quarterly dividend amount to 5 cents per share of our common stock. The timing, declaration and payment of future dividends, however, falls within the discretion of our Board of Directors and will depend upon many factors, including our financial condition and earnings, the capital requirements of our business, restrictions imposed by applicable law and the terms of any of our debt agreements and any other factors the Board of Directors deems relevant from time to time.

In February 2023, our Board of Directors approved a stock repurchase program that authorized us to purchase up to $20.0 million of our outstanding common stock through March 31, 2026. Purchases may be made from time to time in the open market at prevailing market prices or in privately negotiated transactions. During the year ended December 31, 2022 we repurchased 0.6 million shares of our common stock for a total purchase price of $1.7 million. During the year ended December 31, 2021, we repurchased 0.8 million shares of our common stock for a total purchase price of $1.9 million.

Total cash and cash equivalents as of December 31, 2022 was $52.6 million. Of this amount, $5.2 million was held in foreign countries, with $3.2 million held in China. Repatriation of some of our cash and cash equivalents in foreign countries could be subject to delay for local country approvals and could have potential adverse tax consequences. As a result of holding cash and cash equivalents outside of the U.S., our financial flexibility may be reduced.

Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our Consolidated Statements of Cash Flows and notes thereto included elsewhere in this report.

(In thousands)	Year Ended December 31,			
	2022		2021	
Net cash provided by operating activities	$	37,227	$	35,775
Net cash used in investing activities	$	(5,574)	$	(3,189)
Net cash used in financing activities	$	(34,155)	$	(32,022)

Operating Activities

Cash flows from operations are primarily driven by sales and the net profit generated from these sales, excluding non-cash charges.

The increase in cash flows from operations in 2022 was primarily due to an improvement in our collectibles which resulted in an improvement in the aging of our receivables, partially offset by a decrease in EBITDA.

Days sales outstanding, or DSO was 51 days as of December 31, 2022 and December 31, 2021. We are closely managing cash collections.

DSO is calculated by taking the respective years December 31st, accounts receivable balance divided by the net sales during the fourth quarter of that year multiplied by the number of total days in a quarter.

We have presented DSO because we consider it an important metric as it is a valuable indicator of the efficiency of the business and quality of our cash flows. We believe investors may also find this metric meaningful given the importance of cash flows from operations and management's ability to efficiently manage our working capital.

Investing Activities

Net cash used in investing activities was primarily related to capital expenditures. We incurred capital expenditures totaling $5.9 million and $3.6 million, in 2022 and 2021, respectively. The capital expenditure amount in 2022 is a normalized amount based on our current sales levels, as compared to 2021 that was purposely kept low as we came out of the COVID-19 pandemic. We have a concerted effort to reduce and closely manage our capital expenditures, as our need for printing equipment has significantly decreased over the past three years.

Because our relationships with credit providers allow us to obtain attractive lease rates, we usually choose to lease rather than purchase equipment unless there is a compelling reason to do otherwise.

Financing Activities

Net cash of $34.2 million used in financing activities in 2022 primarily relates to payments on our 2021 Credit Agreement, finance leases, dividends, and repurchases of shares of our common stock. As noted above, our need for printing equipment has significantly decreased over the past several years, resulting in a decrease of $5.5 million in our finance lease liability as of December 31, 2022 compared to the balance in the prior year. This reduction in the finance lease liability will also drive a reduction in 2023 payments for financed leases.

Our cash position, working capital, and debt obligations as of December 31, 2022 and 2021 are shown below and should be read in conjunction with our Consolidated Balance Sheets and notes thereto contained elsewhere in this report.

(In Thousands)	December 31,			
	2022		2021	
Cash and cash equivalents	$	52,561	$	55,929
Working capital	$	34,906	$	37,082
Borrowings from revolving credit facility	$	40,000	$	46,250
Various finance leases		26,474		31,992
Total debt obligations	$	66,474	$	78,242

The decrease of $2.2 million in working capital in 2022 was primarily driven by the decrease in cash of $3.4 million and $0.7 million decrease in accounts receivable over 2021, partially offset by the $2.3 million decrease in the current portion of our finance lease liability. To manage our working capital, we chiefly focus on our DSO and monitor the aging of our accounts receivable, as receivables are the most significant element of our working capital.

We believe that our current cash and cash equivalents balance of $52.6 million, the availability under our 2021 Credit Agreement, the availability under our equipment lease lines, and cash flows provided by operations should be adequate to cover the next twelve months and beyond of working capital needs, debt requirements consisting of scheduled principal and interest payments, and planned capital expenditures, to the extent such items are known or are reasonably determinable based on current business and market conditions. See "*Debt Obligations*" section for further information related to our 2021 Credit Agreement.

A significant portion of our revenue across all of our product and services is generated from customers in the AEC/O industry. As a result, our operating results and financial condition can be significantly affected by economic factors that influence the AEC/O industry, including the disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation, public health crises (including the COVID-19 pandemic) and interest rates fluctuations. Additionally, a general economic downturn may adversely affect the ability of our customers and suppliers to obtain financing for significant operations and purchases, and to perform their obligations under their agreements with us. We believe that credit constraints in the financial markets could result in a decrease in, or cancellation of, existing business, could limit new business, and could negatively affect our ability to collect our accounts receivable on a timely basis.

We have not been actively seeking growth through acquisition since 2009, and while we remain opportunistic with regard to opportunities, we don't intend to pursue them in the near future.

Debt Obligations

Credit Agreement

On April 22, 2021, we entered into the 2021 Credit Agreement. The 2021 Credit Agreement provides for the extension of revolving loans in an aggregate principal amount not to exceed $70 million, or Revolving Loans, and replaces the Credit Agreement dated as of November 20, 2014, as amended, or the 2014 Credit Agreement. The 2021 Credit Agreement features terms similar to the 2014 Credit Agreement, including the ability to use excess cash of up to $15 million per year for restricted payments such as repurchase shares of our common stock and declare and pay dividends. The obligation under the 2021 Credit Agreement mature on April 22, 2026.

The 2021 Credit Agreement also includes certain tests we are required to meet in order to pay dividends, repurchase stock and make other restricted payments. In order to make such payments which are permitted subject to certain customary conditions set forth in the 2021 Credit Agreement, the amount of all such payments will be limited to $15 million during any twelve-month period. When calculating the fixed charge coverage ratio, we may exclude up to $10 million of such restricted payments that would otherwise constitute fixed charges in any twelve-month period.

As of December 31, 2022, our borrowing availability under the Revolving Loan commitment was $27.8 million, after deducting outstanding letters of credit of $2.2 million and an outstanding Revolving Loan balance of $40.0 million.

Loans borrowed under the 2021 Credit Agreement bear interest, in the case of LIBOR loans, at a per annum rate equal to the applicable LIBOR (which rate shall not be less than zero), plus a margin ranging from 1.25% to 1.75%, based on our Total Leverage Ratio (as defined in the 2021 Credit Agreement). Loans borrowed under the 2021 Credit Agreement that are not LIBOR loans bear interest at a per annum rate (which rate shall not be less than zero) equal to (i) the greatest of (A) the Federal Funds Rate plus 0.50%, (B) the one month LIBOR rate plus 1.00% per annum, and (C) the rate of interest announced, from time to time, by U.S. Bank National Association as its "prime rate," plus (ii) a margin ranging from 0.25% to 0.75%, based on our Total Leverage Ratio. We pay certain recurring fees with respect to the 2021 Credit Agreement, including administration fees to the administrative agent.

The transition to non-LIBOR loan rates for us will occur in the first half of 2023, but we believe the transitions will not have a material impact on our interest expense.

Subject to certain exceptions, including, in certain circumstances, reinvestment rights, the loans extended under the 2021 Credit Agreement are subject to customary mandatory prepayment provisions with respect to: the net proceeds from certain asset sales; the net proceeds from certain issuances or incurrences of debt (other than debt permitted to be incurred under the terms of the 2021 Credit Agreement); the net proceeds from certain issuances of equity securities; and net proceeds of certain insurance recoveries and condemnation events.

The 2021 Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of us and our subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; sell certain property or assets; engage in mergers or other fundamental changes; consummate acquisitions; make investments; pay dividends, other distributions or repurchase equity interest of us or our subsidiaries; change the nature of their business; prepay or amend certain indebtedness; engage in certain transactions with affiliates; amend our organizational documents; or enter into certain restrictive agreements. In addition, the 2021 Credit Agreement contains financial covenants which requires us to maintain (i) at all times, a Total Leverage Ratio in an amount not to exceed 2.75 to 1.00; and (ii) a Fixed Charge Coverage Ratio (as defined in the 2021 Credit Agreement), as of the last day of each fiscal quarter, an amount not less than 1.15 to 1.00. We were in compliance with our covenants as of December 31, 2022.

The 2021 Credit Agreement contains customary events of default, including with respect to: nonpayment of principal, interest, fees or other amounts; failure to perform or observe covenants; material inaccuracy of a representation or warranty when made; cross-default to other material indebtedness; bankruptcy, insolvency and dissolution events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation, repudiation of guaranties or subordination terms; certain ERISA related events; or a change of control.

The obligations of our subsidiary that is the borrower under the 2021 Credit Agreement are guaranteed by us and each of our other United States domestic subsidiaries. The 2021 Credit Agreement and any interest rate protection and other hedging arrangements provided by any lender party to the credit facility or any affiliate of such a lender are secured on a first priority basis by a perfected security interest in substantially all of our and each guarantor's assets (subject to certain exceptions).

Credit Agreement

The following table sets forth the outstanding balance, borrowing capacity and applicable interest rate under Credit Agreement.

| | December 31, 2022 | | |
	Balance	Available Borrowing Capacity	Interest Rate
		(Dollars in thousands)	
Revolving Loans [1]	$ 40,000	$ 27,844	5.6 %

[1] Revolving Loan available borrowing capacity, net of $2.2 million of outstanding standby letters of credit as of December 31, 2022.

Finance Leases

As of December 31, 2022, we had $26.5 million of finance lease obligations outstanding, with a weighted average interest rate of 5.1% and maturities between 2023 and 2028.

Commitments and Contingencies

Operating Leases. We lease machinery, equipment, and office and operational facilities under non-cancelable operating lease agreements. Certain lease agreements for our facilities generally contain renewal options and provide for annual increases in rent based on the local Consumer Price Index. Refer to Note 7, *Leasing,* for the schedule of our future minimum operating lease payments as of December 31, 2022.

Legal Proceedings. We are involved, and will continue to be involved, in legal proceedings arising out of the conduct of our business, including commercial and employment-related lawsuits. Some of these lawsuits purport or may be determined to be class actions and seek substantial damages, and some may remain unresolved for several years. We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We evaluate whether a loss is reasonably probable based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter. As of December 31, 2022, we have accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not currently believe that the ultimate resolution of any of these matters will have a material adverse effect on our results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, financial condition, or cash flows.

Environmental Matters. We have accrued liabilities for environmental assessment and remediation matters relating to operations at certain locations conducted in the past by predecessor companies that do not relate to our current operations. We have accrued these liabilities because it is probable that a loss or cost will be incurred and the amount of loss or cost can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses relating to these matters could be higher than the liabilities we have accrued. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Critical Accounting Policies and Significant Judgments and Estimates

Our management prepares financial statements in conformity with GAAP. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to accounts receivable, inventories, deferred tax assets, goodwill and intangible assets, long-lived assets and leases. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Goodwill Impairment

In accordance with ASC 350, *Intangibles - Goodwill and Other*, we assess goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired. At September 30, 2022, the Company performed its annual assessment and determined that goodwill was not impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

In 2017, we elected to early-adopt ASU 2017-04 which simplifies subsequent goodwill measurement by eliminating step two from the goodwill impairment test.

We determine the fair value of our reporting units using an income approach. Under the income approach, we determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others. The level of judgement and estimation is inherently higher in the current environment considering the uncertainty created by the COVID-19 pandemic. We have evaluated numerous factors disrupting our business and made significant assumptions which include the severity and duration of our business disruption, the timing and degree of economic recovery and ultimately, the combined effect of these assumptions on our future operating results and cash flows.

The results of the latest annual goodwill impairment test, as of September 30, 2022, were as follows:

(Dollars in thousands)	Number of Reporting Units	Representing Goodwill of
No goodwill balance	6	$ —
Fair value of reporting units exceeds their carrying values by more than 35%	1	121,051
	7	$ 121,051

Based upon a sensitivity analysis, a reduction of approximately 50 basis points of projected EBITDA in 2022 and beyond, assuming all other assumptions remain constant, would result in no further impairment of goodwill.

Based upon a separate sensitivity analysis, a 50 basis point increase to the weighted average cost of capital would result in no further impairment of goodwill.

Given the uncertainty regarding the ultimate financial impact of the COVID-19 pandemic and the proceeding economic recovery, and the changing document and printing needs of our customers and the uncertainties regarding the effect on our business, there can be no assurance that the estimates and assumptions made for purposes of our goodwill impairment testing in 2022 will prove to be accurate predictions of the future. If our assumptions, including forecasted EBITDA of certain reporting units, are not achieved, or our assumptions change regarding disruptions caused by the pandemic, and the impact on the recovery from COVID-19 change, then we may be required to record goodwill impairment charges in future periods, whether in connection with our next annual impairment testing in the third quarter of 2023, or on an interim basis, if any such change constitutes a triggering event (as defined under ASC 350, *Intangibles - Goodwill and Other*) outside of the quarter when we regularly perform our annual goodwill impairment test. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we are expected to be entitled to in exchange for those goods or services. We applied practical expedients related to unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Digital Printing consists of professional services and software services to (i) reproduce and distribute large-format and small-format documents in either black and white or color, or Ordered Prints and (ii) specialized graphic color printing. Substantially, all the Company's revenue from Digital Printing comes from professional services to reproduce Ordered Prints. Sales of Ordered Prints are initiated through a customer order or quote and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligation under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the re-produced Ordered Prints. Transfer of control occurs at a specific point-in-time, when the Ordered Prints are delivered to the customer's site or handed to the customer for walk in orders. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue.

MPS consists of placement, management, and optimization of print and imaging equipment in the customers' offices, job sites, and other facilities. MPS relieves the Company's customers of the burden of purchasing print equipment and related supplies and maintaining print devices and print networks, and shifts their costs to a "per-use" basis. MPS is supported by our hosted proprietary technology, Abacus®, which allows our customers to capture, control, manage, print, and account for their documents. Under its MPS contracts, the Company is paid a fixed rate per unit for each print produced (per-use), often referred to as a "click charge". MPS sales are driven by the ongoing print needs of the Company's customers at their facilities. Upon the issuance of ASC 842, *Leases,* the Company concluded that certain of its MPS arrangements, which had previously been accounted for as service revenue under ASC 606, *Revenue from Contracts with Customers,* are accounted for as operating leases under ASC 842. The pattern of revenue recognition for the Company's MPS revenue has remained substantially unchanged following the adoption of ASC 842. See Note 7, *Leasing,* for additional information.

Scanning and digital imaging combines software and professional services to facilitate the capture, management, access and retrieval of documents and information that have been produced in the past. Scanning and digital imaging may include our hosted SKYSITE software and facilities solution to organize, search and retrieve documents, as well as the provision of services that include the capture and conversion of hardcopy and electronic documents into digital files, or Scanned Documents, and their cloud-based storage and maintenance. Sales of scanning and digital imaging services, which represent substantially all revenue for this business line, are initiated through a customer order or proposal and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligation under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the digital files. Transfer of control occurs at a specific point-in-time, when the Scanned Documents are delivered to the customer either through SKYSITE, our facilities solution or through other electronic media. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue.

Equipment and Supplies sales consist of reselling printing, imaging, and related equipment, or Goods, to customers primarily in architectural, engineering and construction firms. Sales of Equipment and Supplies are initiated through a customer order and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the Goods. Transfer of control occurs at a specific point-in-time, when the Goods are delivered to the customer's site. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue. We have experienced minimal customer returns or refunds and does not offer a warranty on equipment that it is reselling.

Leases

We recognize lease assets and corresponding lease liabilities for all operating and finance leases on our Consolidated Balance Sheets, excluding short-term leases (leases with terms of 12 months or less) as described under ASU No. 2016-02, *Leases (Topic 842*). Some of our long-term operating lease agreements include options to extend, which are also factored into the recognition of their respective assets and liabilities when appropriate based on management's assessment of the probability that the options will be exercised. Lease payments are discounted using the rate implicit in the lease, or, if not readily determinable, a third-party secured incremental borrowing rate based on information available at lease commencement. Additionally, certain of our lease agreements include escalating rents over the lease terms which, under Topic 842, results in rent being expensed on a straight-line basis over the life of the lease that commences on the date we have the right to control the property. Finance leases were not impacted by the adoption of ASC 842, as finance lease liabilities and the corresponding ROU assets were already recorded in the balance sheet under the previous guidance, ASC 840. For additional information about the impact of the adoption of ASC 842, see Note 7, *Leasing*.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax planning strategies. A tax planning strategy is an action that: is prudent and feasible; an enterprise ordinarily might not take but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets. In the event we determine that its deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. We have a $2.7 million valuation allowance against certain deferred tax assets as of December 31, 2022.

In future quarters we will continue to evaluate our historical results for the preceding twelve quarters and our future projections to determine whether we will generate sufficient taxable income to utilize our deferred tax assets, and whether a valuation allowance is required.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries because such earnings are considered to be permanently reinvested.

The amount of taxable income or loss we report to the various tax jurisdictions is subject to ongoing audits by federal, state and foreign tax authorities. We estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on its tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies* to our Consolidated Financial Statements for disclosure on recently adopted accounting pronouncements and those not yet adopted.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are not required to provide the information required under this item.

Item 8. *Financial Statements and Supplementary Data*

Our financial statements and the accompanying notes that are filed as part of this Annual Report on Form 10-K are listed under Part IV, Item 15 - "Financial Statements Schedules and Reports" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, or the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15(d)-15(f) of the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and President and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information regarding our executive officers is included below. All other information regarding directors, executive officers and corporate governance required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2023 Annual Meeting of Stockholders, or 2023 Annual Meeting, which will be filed with the SEC within 120 days after our fiscal year end of December 31, 2022, and is set forth under "Nominees for Director," "Corporate Governance Profile," "Delinquent Section 16(a) Reports" and in other applicable sections in the proxy statement.

Information about our Executive Officers

The following sets forth certain information regarding all of our executive officers as of February 22, 2023:

Name	Age	Position
Kumarakulasingam Suriyakumar	69	Chairman and Chief Executive Officer Director
Jorge Avalos	47	Chief Financial Officer
Rahul K. Roy	63	Chief Technology Officer
Dilantha Wijesuriya	61	President and Chief Operating Officer

Kumarakulasingam ("Suri") Suriyakumar co-founded the Company in 1989 and has served as ARC Document Solution's Chief Executive Officer since June 1, 2007. He served as the Company's Chief Operating Officer from 1991 until his appointment as Chief Executive. He also served as President from 1991 until June of 2022. On July 24, 2008, Mr. Suriyakumar was appointed Chairman of ARC's Board of Directors. Prior to joining the Company, Mr. Suriyakumar was employed with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka.

Jorge Avalos was appointed Chief Financial Officer of ARC Document Solutions in January of 2015. From 2011 to his appointment as CFO, Mr. Avalos was Chief Accounting Officer and Vice President Finance of ARC. Mr. Avalos joined the Company in June 2006 as the Company's Director of Finance and became the Company's Corporate Controller in December 2006, and Vice President, Corporate Controller in December of 2010. Prior to joining the company, Mr. Avalos was employed with Vendare Media Group, an online network and social media company, as its controller. From September 1998 through March 2005, Mr. Avalos was employed in a variety of audit and management roles with PricewaterhouseCoopers LLP.

Rahul K. Roy joined ARC Document Solutions as its Chief Technology Officer in September 2000. Prior to joining the Company, Mr. Roy was the founder, President and Chief Executive Officer of MirrorPlus Technologies, Inc., which developed software for the reprographics industry, from August 1993 until it was acquired by the Company in 1999. Mr. Roy also served as the Chief Operating Officer of InPrint, a provider of printing, software, duplication, packaging, assembly, and distribution services to technology companies, from 1993 until it was acquired by the Company in 1999.

Dilantha "Dilo" Wijesuriya joined Ford Graphics, a former division of ARC Document Solutions, in January 1991. He subsequently became president of that division in 2001, and became a Company regional operations head in 2004, a position he retained until his appointment as the Company's Senior Vice President, National Operations in August 2008. Mr. Wijesuriya was appointed Chief Operating Officer in 2011 and made President in June of 2022. Prior to his employment with the Company, Mr. Wijesuriya was a divisional manager with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2023 Annual Meeting and is set forth under "Executive Compensation."

The information in the section of the proxy statement for our 2023 Annual Meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Exchange Act.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2023 Annual Meeting and is set forth under "Beneficial Ownership of Voting Securities" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference to the applicable information in the proxy statement for our 2023 Annual Meeting and is set forth under "Certain Relationships and Related Transactions" and "Corporate Governance Profile."

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated herein by reference to the proxy statement for our 2023 Annual Meeting and is set forth under "Auditor Fees."

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) *Financial Statements*

  Report of Independent Registered Public Accounting Firm - Armanino LLP (PCAOB ID: 32)
  Consolidated Balance Sheets as of December 31, 2022 and 2021
  Consolidated Statements of Operations for the years ended December 31, 2022 and 2021
  Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021
  Consolidated Statements of Equity for the years ended December 31, 2022 and 2021
  Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021
  Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*

All other schedules have been omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

(3) *Exhibits*

See Item 15(b) below.

(b) Exhibits

The following exhibits are filed herewith as part of this Annual Report on Form 10-K or are incorporated by reference to exhibits previously filed with the SEC:

Index to Exhibits

Number	Description
3.1	Certificate of Ownership and Merger as filed with Secretary of State of the State of Delaware (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed December 27, 2012).
3.2	Restated Certificate of Incorporation, filed March 13, 2013.
3.3	Second Amended and Restated Bylaws, (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on October 6, 2009).
4.1	Registration Rights Agreement, dated December 1, 2010, among ARC Document Solutions, certain subsidiaries of ARC Document Solutions as guarantors thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers (incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-K filed on December 2, 2010).
4.2	Description of Registered Securities.*
10.1	ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.2	Amendment No. 1 to ARC Document Solutions 2005 Stock Plan dated May 22, 2007 (incorporated by reference to Exhibit 10.63 to the Registrant's Form 10-Q filed on August 9, 2007).^
10.3	Amendment No. 2 to ARC Document Solutions 2005 Stock Plan dated May 2, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed August 8, 2008). ^
10.4	Amendment No. 3 to ARC Document Solutions 2005 Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed August 7, 2009). ^
10.5	Forms of Stock Option Agreements under the 2005 Stock Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).^
10.6	Forms of Restricted Stock Award Agreements under 2005 Stock Plan (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^
10.7	Form of Restricted Stock Unit Award Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on December 6, 2004).^
10.8	Form of Stock Appreciation Right Agreement under 2005 Stock Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Registration Statement on Form S-1 A (Reg. No. 333-119788), as amended on January 13, 2005).^
10.9	Form of ARC Document Solutions Stock Option Grant Notice - Non-employee Directors (Discretionary Non-statutory Stock Options) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on December 16, 2005).^

10.10	Form of ARC Document Solutions Non-employee Directors Nonstatutory Stock Option Agreement (Discretionary Grants) (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on December 16, 2005).^
10.11	Amended and Restated ARC Document Solutions 2005 Employee Stock Purchase Plan amended and restated as of July 30, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 9, 2009).^
10.12	Lease Agreement, for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, dated November 19, 1997, by and between American Reprographics Company, L.L.C. (formerly Ford Graphics Group, L.L.C.) and Sumo Holdings LA, LLC (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.13	Amendment to Lease for the premises commonly known as 934 and 940 Venice Boulevard, Los Angeles, CA, effective as of August 2, 2005, by and between Sumo Holdings LA, LLC, Landlord and American Reprographics Company, L.L.C. (formerly known as Ford Graphics Group, L.L.C.) Tenant (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on November 14, 2005
10.14	Lease Agreement for the premises commonly known as 345 Clinton Street, Costa Mesa, CA, dated September 23, 2003, by and between American Reprographics Company (dba Consolidated Reprographics) and Sumo Holdings Costa Mesa, LLC (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.15	Lease Agreement for the premises commonly known as 616 Monterey Pass Road, Monterey Park, CA, by and dated November 19, 1997, between Dieterich-Post Company and American Reprographics Company, L.L.C. (as successor lessee) (incorporated by reference to Exhibit 10.26 to the Registrant's Form 10-K filed on March 1, 2007).
10.16	Indemnification Agreement, dated April 10, 2000, among American Reprographics Company, L.L.C., American Reprographics Holdings, L.L.C., ARC Acquisition Co., L.L.C., Mr. Chandramohan, Mr. Suriyakumar, Micro Device, Inc., Dieterich-Post Company, ZS Ford L.P., and ZS Ford L.L.C. (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-119788), as filed on October 15, 2004).
10.17	Form of Indemnification Agreement between ARC Document Solutions, Inc. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.42 to the Registrant's Form 10-K filed on March 13, 2013).
10.18	Letter Amendment, dated March 13, 2014, by and between ARC Document Solutions, Inc. and Mr. Suriyakumar (incorporated by reference to Exhibit 10.47 to the Registrant's Form 10-K filed on March 14, 2014).^
10.19	Amended and Restated Employment Agreement, dated March 13, 2014, between ARC Document Solutions, Inc. and Mr. Kumarakulasingam (incorporated by reference to Exhibit 10.48 to the Registrant's Form 10-K filed on March 14, 2014).^
10.20	Executive Employment Agreement, dated May 1, 2014, by and between ARC Document Solutions, Inc. and Rahul K. Roy (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed on May 7, 2014).^
10.21	Executive Employment Agreement, dated May 1, 2014, by and between ARC Document Solutions, Inc. and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q filed on May 7, 2014).^

10.22	Executive Employment Agreement, dated May 1, 2014, by and between ARC Document Solutions, Inc. and Jorge Avalos (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q filed on May 7, 2014).^
10.23	ARC Document Solutions, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 7, 2014).
10.24	Amendment No. 1 to ARC Document Solutions, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on May 7, 2014).
10.25	Amended and Restated Executive Employment Agreement dated May 17, 2014 by and between ARC Document Solutions, Inc. and Mr. Suriyakumar (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 19, 2014).^
10.26	Credit Agreement dated November 20, 2014, among ARC Document Solutions, LLC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on November 24, 2014).
10.27	Amended and Restated Executive Employment Agreement, dated February 1, 2015, by and between ARC Document Solutions, Inc. and Jorge Avalos (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on January 30, 2015). ^
10.28	Amendment to Credit Agreement, dated June 4, 2015, among ARC Document Solutions, LLC, Wells Fargo Bank, National Association, as administrative agent and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed on June 5, 2015).
10.29	Amended and Restated Executive Employment Agreement, dated June 9, 2015, between ARC Document Solutions, Inc. and Jorge Avalos (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on June 16, 2015). ^
10.30	Amended and Restated Executive Employment Agreement, dated June 9, 2015, between ARC Document Solutions, Inc. and Rahul K. Roy (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on June 16, 2015). ^
10.31	Amended and Restated Executive Employment Agreement, dated June 9, 2015, between ARC Document Solutions, Inc. and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on June 16, 2015). ^
10.32	Amendment Letter, dated as of February 5, 2016, by and among ARC Document Solutions, LLC, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K filed on February 9, 2016).
10.33	Amendment dated May 9, 2016 to Amended and Restated Executive Employment Agreement, dated June 9, 2015, between ARC Document Solutions, Inc. and Rahul K. Roy (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 3, 2016).^
10.34	Amendment to Credit Agreement, dated June 24, 2016, among ARC Documents Solutions, LLC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on June 24, 2016).

10.35	Amendment to Credit Agreement, dated July 14, 2017, among ARC Document Solutions, LLC, Wells Fargo Bank, National Association, as administrative agent, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on July 18, 2017).
10.36	Amended and Restated Executive Employment Agreement, dated February 22, 2018 between ARC Document Solutions, Inc. and Kumarakulasingam Suriyakumar (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K files on February 23, 2018). ^
10.37	Amendment to the ARC Document Solutions, Inc. 2014 Stock Incentive Plan, dated May 1, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on May 1, 2018).
10.38	Amendment No 1 to the Amended and Restated Executive Employment Agreement, dated February 13, 2019, between ARC Document Solutions, Inc. and Jorge Avalos (incorporated by reference to Exhibit 10.40 to the Registrant's Form 10-K filed on March 6, 2019).^
10.39	Amendment No 1 to the Amended and Restated Executive Employment Agreement, dated February 13, 2019, between ARC Document Solutions, Inc. and Dilantha Wijesuriya (incorporated by reference to Exhibit 10.41 to the Registrant's Form 10-K filed on March 6, 2019).^
10.40	Sixth Amendment to Credit Agreement, dated December 17, 2019, among ARC Document Solutions, LLC, Wells Fargo Bank, National Association, as administrative agent, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on December 19, 2019).
10.41	Amendment No. 3 to the Amended and Restated Executive Employment Agreement, dated February 13, 2020, between ARC Document Solutions, Inc. and Jorge Avalos.^
10.42	Forms of Stock Option Agreement under the 2014 Stock Incentive Plan, as amended.^
10.43	Forms of Restricted Stock Award Agreement under the 2014 Stock Incentive Plan, as amended.^
10.44	Amended and Restated ARC Document Solutions 2005 Employee Stock Purchase Plan, amended and restated as of April 30, 2020 (incorporated by reference to Appendix A to the Registrant's Proxy Statement filed on April 2, 2020).^
10.45	Credit Agreement, dated April 22, 2021, among ARC Document Solutions, LLC, U.S. Bank National Association, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on April 26, 2021).
10.46	ARC Document Solutions, Inc. 2021 Incentive Plan (incorporated by reference to the Registrant's Definitive Proxy Statement filed on March 31, 2021)^
10.47	Form of Stock Option Agreement under the 2021 Incentive Plan ^ (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on May 5, 2021).
10.48	Form of Restricted Stock Award Agreement under the 2021 Incentive Plan ^ (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on May 5, 2021).
10.49	Amendment No. 4 to the Amended and Restated Executive Employment Agreement, dated June 29, 2022, between ARC Document Solutions, Inc. and Jorge Avalos ^ (incorporated by reference to Exhibit 10.49 to the Registrant's Form 10-Q filed on August 4, 2022).

21.1	[List of Subsidiaries.*](#)

31.1	[Certification of Principal Executive Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*](#)

31.2	[Certification of Principal Financial and Accounting Officer pursuant to Rules 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*](#)

32.1	[Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*](#)

32.2	[Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*](#)

101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase *
101.DEF	XBRL Taxonomy Extension Definition Linkbase *
101.LAB	XBRL Taxonomy Extension Label Linkbase *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase *
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
^	Indicates management contract or compensatory plan or agreement

Item 16. *Form 10-K Summary.*

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARC DOCUMENT SOLUTIONS, INC.

By: <u>/s/ KUMARAKULASINGAM SURIYAKUMAR</u>
                 Chairman and Chief Executive Officer

Date: February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
<u>/s/ KUMARAKULASINGAM SURIYAKUMAR</u> Kumarakulasingam Suriyakumar	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2023
<u>/s/ JORGE AVALOS</u> Jorge Avalos	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2023
<u>/s/ TRACEY LUTTRELL</u> Tracey Luttrell	Director, Corporate Counsel and Corporate Secretary	February 23, 2023
<u>/s/ BRADFORD L. BROOKS</u> Bradford L. Brooks	Director	February 23, 2023
<u>/s/ CHERYL COOK</u> Cheryl Cook	Director	February 23, 2023
<u>/s/ MARK W. MEALY</u> Mark W. Mealy	Director	February 23, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 32)	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-4
Consolidated Statements of Operations for the years ended December 31, 2022 and 2021	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022 and 2021	F-6
Consolidated Statements of Equity for the years ended December 31, 2022 and 2021	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of ARC Document Solutions, Inc.:

Opinion on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ARC Document Solutions, Inc. and Subsidiaries (collectively the "Company" or "ARC") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We have also audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Refer to Note 2 to the Financial Statements

Critical Audit Matter Description

The Company recognizes revenue in a manner that best depicts the transfer of promised goods or services to the customer, when control of the product or service is transferred to a customer. The Company's critical contracts with customers include Digital Printing, Equipment and Supplies agreements, and certain MPS agreements. Certain MPS agreements within the Company's MPS revenue stream are accounted for as operating leases. The revenue streams of the Company result in a high volume of transactions. The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for these customer agreements included the following:

- We tested the effectiveness of internal controls related to the transfer of goods or services and consideration the Company expects to receive in exchange for those products or services.
- We selected a sample of customer agreements and performed the following procedures:
  - Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement to identify significant terms of the contracts and performance obligations.
  - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, in the determination of revenue recognition conclusions.
  - Verified proper transfer of control and recognition of revenue for each selection.
- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of recognizing the related revenue subject to any constraints in the financial statements.

We have served as the Company's auditor since 2020.

Armanino^{LLP}
San Francisco, California

February 23, 2023

ARC DOCUMENT SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	52,561	$	55,929
Accounts receivable, net of allowances for accounts receivable of **$1,947** and $2,104		38,748		39,441
Inventory		8,610		8,842
Prepaid expenses		4,018		4,125
Other current assets		3,540		4,207
Total current assets		107,477		112,544
Property and equipment, net of accumulated depreciation of **$231,913** and $229,803		40,214		45,153
Right-of-use assets from operating leases		28,163		29,360
Goodwill		121,051		121,051
Other intangible assets, net		208		325
Deferred income taxes, net		7,993		13,293
Other assets		2,209		2,273
Total assets	$	307,315	$	323,999
Liabilities and Equity				
Current liabilities:				
Accounts payable	$	22,972	$	22,753
Accrued payroll and payroll-related expenses		11,235		11,857
Accrued expenses		16,882		16,752
Current operating lease liabilities		9,924		10,284
Current portion of finance leases		11,558		13,816
Total current liabilities		72,571		75,462
Long-term operating lease liabilities		23,339		24,952
Long-term debt and finance leases		54,916		64,426
Other long-term liabilities		199		167
Total liabilities		151,025		165,007
Commitments and contingencies (Note 6)				
Shareholders' equity:				
ARC Document Solutions, Inc. shareholders' equity:				
Preferred stock, $0.001 par value, 25,000 shares authorized; **0** shares issued and outstanding		—		—
Common stock, $0.001 par value, 150,000 shares authorized; **51,400** and 50,584 shares issued and **43,101** and 43,108 shares outstanding		51		50
Additional paid-in capital		132,952		129,881
Retained earnings		44,416		41,768
Accumulated other comprehensive loss		(4,187)		(2,501)
		173,232		169,198
Less cost of common stock in treasury, **8,299** and 7,476 shares		18,877		16,771
Total ARC Document Solutions, Inc. shareholders' equity		154,355		152,427
Noncontrolling interest		1,935		6,565
Total equity		156,290		158,992
Total liabilities and equity	$	307,315	$	323,999

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,	
	2022	2021
Service sales	$ 267,891	$ 253,586
Equipment and Supplies sales	18,119	18,622
Total net sales	286,010	272,208
Cost of sales	190,013	184,558
Gross profit	95,997	87,650
Selling, general and administrative expenses	77,544	72,322
Amortization of intangible assets	97	199
Income from operations	18,356	15,129
Other income, net	(62)	(41)
Interest expense, net	1,796	2,147
Income before income tax provision	16,622	13,023
Income tax provision	5,832	4,181
Net income	10,790	8,842
Loss attributable to noncontrolling interest	304	301
Net income attributable to ARC Document Solutions, Inc. shareholders	$ 11,094	$ 9,143
Earnings per share attributable to ARC Document Solutions, Inc. shareholders:		
Basic	$ 0.26	$ 0.22
Diluted	$ 0.26	$ 0.21
Weighted average common shares outstanding:		
Basic	42,214	42,164
Diluted	43,280	42,732

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,	
	2022	**2021**
Net income	$ 10,790	$ 8,842
Other comprehensive (loss) income, net of tax		
Foreign currency translation adjustments, net of tax	(2,104)	484
Other comprehensive (loss) income, net of tax	(2,104)	484
Comprehensive income	8,686	9,326
Comprehensive loss attributable to noncontrolling interest	(722)	(103)
Comprehensive income attributable to ARC Document Solutions, Inc. shareholders	$ 9,408	$ 9,429

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share data)

| | ARC Document Solutions, Inc. Shareholders | | | | | | | |
| | Common Stock | | | | Accumulated | | | |
	Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Other Comprehensive (Loss) Income	Common Stock in Treasury	Noncontrolling Interest	Total
Balance at December 31, 2020	49,422	$ 49	$ 127,755	$ 37,308	$ (2,787)	$ (14,657)	$ 6,668	$ 154,336
Stock-based compensation	963	1	1,685					1,686
Issuance of common stock under Employee Stock Purchase Plan	34		61					61
Stock options exercised	165		380					380
Treasury shares						(2,114)		(2,114)
Cash dividends - common stock ($0.11 per share)				(4,683)				(4,683)
Comprehensive income (loss)				9,143	286		(103)	9,326
Balance at December 31, 2021	50,584	$ 50	$ 129,881	$ 41,768	$ (2,501)	$ (16,771)	$ 6,565	$ 158,992
Stock-based compensation	152		1,773					1,773
Issuance of common stock under Employee Stock Purchase Plan	45		98					98
Stock options exercised	619	1	1,200					1,201
Treasury shares						(2,106)		(2,106)
Cash dividends - common stock ($0.20 per share)				(8,446)				(8,446)
Distribution to noncontrolling interest							(3,908)	(3,908)
Comprehensive income (loss)				11,094	(1,686)		(722)	8,686
Balance at December 31, 2022	51,400	$ 51	$ 132,952	$ 44,416	$ (4,187)	$ (18,877)	$ 1,935	$ 156,290

The accompanying notes are an integral part of these consolidated financial statements.

ARC DOCUMENT SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net income	$ **10,790**	$ 8,842
Adjustments to reconcile net income to net cash provided by operating activities:		
Allowance for accounts receivable	**320**	221
Depreciation	**20,328**	24,357
Amortization of intangible assets	**97**	199
Amortization of deferred financing costs	**61**	62
Stock-based compensation	**1,773**	1,686
Deferred income taxes	**4,927**	3,642
Deferred tax valuation allowance	**264**	323
Other non-cash items, net	**(205)**	(226)
Changes in operating assets and liabilities:		
Accounts receivable	**(195)**	(3,380)
Inventory	**62**	651
Prepaid expenses and other assets	**9,746**	9,889
Accounts payable and accrued expenses	**(10,741)**	(10,491)
Net cash provided by operating activities	**37,227**	35,775
Cash flows from investing activities		
Capital expenditures	**(5,881)**	(3,554)
Other	**307**	365
Net cash used in investing activities	**(5,574)**	(3,189)
Cash flows from financing activities		
Proceeds from stock option exercises	**1,201**	380
Proceeds from issuance of common stock under Employee Stock Purchase Plan	**98**	61
Share repurchases	**(2,106)**	(2,114)
Distribution to noncontrolling interest	**(3,908)**	—
Payments on long-term debt agreements and finance leases	**(14,736)**	(18,369)
Borrowings under revolving credit facilities	**154,000**	100,500
Payments under revolving credit facilities	**(160,250)**	(109,250)
Payment of deferred financing costs	**(6)**	(281)
Dividends paid	**(8,448)**	(2,949)
Net cash used in financing activities	**(34,155)**	(32,022)
Effect of foreign currency translation on cash balances	**(866)**	415
Net change in cash and cash equivalents	**(3,368)**	979
Cash and cash equivalents at beginning of period	**55,929**	54,950
Cash and cash equivalents at end of period	$ **52,561**	$ 55,929
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ **1,837**	$ 2,344
Income taxes paid, net	$ **167**	$ 299
Noncash financing activities:		
Finance lease obligations incurred	$ **9,482**	$ 8,034
Operating lease obligations incurred	$ **8,687**	$ 1,774
Declared unpaid dividends	$ **2,106**	$ 2,155

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

ARC Document Solutions Inc. is a digital printing company. We provide digital printing and document-related services to customers in a growing variety of industries. ARC offers Digital Printing services, Managed Print Services ("MPS"), and Scanning and Digital Imaging services. In addition, ARC also sells Equipment and Supplies. The Company conducts its operations through its wholly-owned operating subsidiary, ARC Document Solutions, LLC, a Texas limited liability company, and its affiliates.

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Actual results could differ from those estimates and such differences may be material to the Consolidated Financial Statements.

Risk and Uncertainties

The Company generates a significant portion of its revenue across all of its products and services from customers in the architectural, engineering, construction and building owner/operator (AEC/O) industry. As a result, the Company's operating results and financial condition can be significantly affected by economic factors that influence the AEC/O industry, such as non-residential construction spending, GDP growth, interest rates, unemployment rates, and office vacancy rates, all of which have been amplified due to the COVID-19 pandemic. Reduced activity (relative to historic levels) in the AEC/O industry would diminish demand for all of ARC's services and products, and would therefore negatively affect revenues and have a material adverse effect on its business, operating results and financial condition.

As part of the Company's growth strategy, ARC intends to continue to expand the market and industries it services and increase sales of a variety of service offerings that utilize ARC's existing production methods and infrastructure, but that are relatively new to the Company. The success of the Company's efforts will be affected by its ability to acquire new customers for the Company's new service offerings, as well as to sell the new service offerings to existing customers. The Company's inability to successfully market and execute these relatively new service offerings could significantly affect its business and reduce its long term revenue, resulting in an adverse effect on its results of operations and financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.

The Company maintains its cash deposits at numerous banks located throughout the United States, Canada, India, United Arab Emirates, the United Kingdom and China, which at times, may exceed federally insured limits. UNIS Document Solutions, Co. Ltd., ("UDS"), the Company's joint venture in China, held $3.2 million and $15.4 million of the Company's cash and cash equivalents as of December 31, 2022 and 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Concentrations of Credit Risk and Significant Vendors

Concentrations of credit risk with respect to trade receivables are limited due to a large, diverse customer base. No individual customer represented more than 2.5% of net sales during 2022 and 2021.

The Company has geographic concentration risk as sales in California, as a percent of total sales, were approximately 31% and 33% for 2022 and 2021, respectively.

The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company's inventory, management believes any shortfalls from existing suppliers could be absorbed by its existing suppliers or from other suppliers on comparable terms. However, a change in suppliers could cause a delay in sales and adversely affect results.

Purchases from the Company's three largest vendors during 2022 and 2021 comprised approximately 40% of the Company's total purchases of inventory and supplies.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered uncollectible. The Company estimates the allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the credit worthiness of its customers. Additionally, the Company provides an allowance for returns and discounts based on historical experience. The allowance for doubtful accounts activity was as follows:

	Balance at Beginning of Period		Charges to Cost and Expenses		Deductions [1]		Balance at End of Period
Year ended December 31, 2022							
Allowance for accounts receivable	$	2,104	$	320	$	(477)	$ 1,947
Year ended December 31, 2021							
Allowance for accounts receivable	$	2,357	$	221	$	(474)	$ 2,104

(1) *Deductions represent uncollectible accounts written-off net of recoveries.*

Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis; or average cost) or net realizable value. Inventories primarily consist of materials for use and resale in digital printing, and equipment for resale. On an ongoing basis, inventories are reviewed and adjusted for estimated obsolescence or unmarketable inventories to reflect the lower of cost or net realizable value. Charges to write-down inventory to realizable value are recorded as an increase in cost of sales.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce the Company's deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, the Company considers future sources of taxable income such as future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax planning strategies. A tax planning strategy is an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets. In the event the Company determines that its deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination. The Company had a $2.7 million and $2.4 million valuation allowance against certain deferred tax assets as of December 31, 2022 and December 31, 2021, respectively.

In future quarters the Company will continue to evaluate its historical results for the preceding twelve quarters and its future projections to determine whether the Company will generate sufficient taxable income to utilize its deferred tax assets, and whether a valuation allowance is required.

The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries because such earnings are considered to be permanently reinvested.

The amount of taxable income or loss the Company reports to the various tax jurisdictions is subject to ongoing audits by federal, state and foreign tax authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. The Company uses a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on its tax return. To the extent that the Company's assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company reports tax-related interest and penalties as a component of income tax expense.

Property and Equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Buildings	10-20 years
Leasehold improvements	10-20 years or lease term, if shorter
Machinery and equipment	3-7 years
Furniture and fixtures	3-7 years

Assets acquired under capital lease arrangements are included in machinery and equipment, are recorded at the present value of the minimum lease payments, and are depreciated using the straight-line method over the life of the asset or term of the lease, whichever is shorter. Expenses for repairs and maintenance are charged to expense as incurred, while renewals and betterments are capitalized. Gains or losses on the sale or disposal of property and equipment are reflected in operating income.

The Company accounts for software costs developed for internal use in accordance with ASC 350-40, *Intangibles – Goodwill and Other,* which requires companies to capitalize certain qualifying costs incurred during the application development stage of the related software development project. The primary use of this software is for internal use and, accordingly, such capitalized software development costs are depreciated on a straight-line basis over the economic lives of the related products not to exceed three years. The Company's machinery and equipment (see Note 4, *Property and Equipment, Net*) includes $1.7 million and $1.2 million of capitalized software development costs as of December 31, 2022 and 2021, net of accumulated amortization of $23.3 million and $22.3 million as of December 31, 2022 and 2021, respectively. Depreciation expense includes the amortization of capitalized software development costs which amounted to $1.0 million and $0.7 million, during the years ended December 31, 2022 and 2021, respectively.

Software development costs for products intended to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Technological feasibility is established when a product design and working model have been completed and the completeness of the working model and its consistency with the product design have been confirmed by testing. To date, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided.

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. To date, costs and time incurred between the establishment of technological feasibility and product release have not been material, and all software development costs have been charged to research and development expense in our consolidated statements of comprehensive income (loss).

Impairment of Long-Lived Assets

The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of ASC 360, *Accounting for the Impairment or Disposal of Long-lived Assets*. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company groups its assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. The Company has determined that the lowest level for which identifiable cash flows are available is the regional level, which is the operating segment level.

Factors considered by the Company include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair value if available, or discounted cash flows, if fair value is not available. The Company had no long-lived asset impairments in 2022 or 2021.

Goodwill and Other Intangible Assets

In accordance with ASC 350, *Intangibles - Goodwill and Other*, the Company assesses goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

In 2017, the Company elected to early-adopt ASU 2017-04 which simplifies subsequent goodwill measurement by eliminating step two from the goodwill impairment test.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others. The level of judgement and estimation is inherently higher in the current environment considering the uncertainty created by the COVID-19 pandemic. The Company has evaluated numerous factors disrupting its business and made significant assumptions which include the severity and duration of the business disruption, the timing and degree of economic recovery and the combined effect of these assumptions on the Company's future operating results and cash flows.

Other intangible assets that have finite lives are amortized over their useful lives. Customer relationships are amortized using the accelerated method, based on customer attrition rates, over their estimated useful lives of 13 (weighted average) years.

Deferred Financing Costs

Direct costs incurred in connection with debt agreements are recorded as incurred and amortized based on the effective interest method for the Company's borrowings under its credit agreement with U.S. Bank National Association, dated April 22,

2021 (the "2021 Credit Agreement"). At December 31, 2022 and 2021, the Company had $0.2 million and $0.3 million in unamortized deferred financing costs.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:

Cash equivalents: Cash equivalents are time deposits with maturity of three months or less when purchased, which are highly liquid and readily convertible to cash. Cash equivalents reported in the Company's Consolidated Balance Sheets were $1.7 million and $13.8 million as of December 31, 2022 and 2021, respectively, and are carried at cost and approximate fair value due to the relatively short period to maturity of these instruments.

Short- and long-term debt and finance leases: The carrying amount of the Company's finance leases reported in the Consolidated Balance Sheets approximates fair value based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying amount reported in the Company's Consolidated Balance Sheet as of December 31, 2022 for borrowings under its Credit Agreement is $40.0 million. The Company has determined that borrowings under its Credit Agreement of $40.0 million as of December 31, 2022 approximates its fair value.

Insurance Liability

The Company maintains a high deductible insurance policy for a significant portion of its risks and associated liabilities with respect to workers' compensation. The Company's deductible is $250 thousand per individual. The accrued liabilities associated with this program are based on the Company's estimate of the ultimate costs to settle known claims, as well as claims incurred but not yet reported to the Company, as of the balance sheet date. The Company's estimated liability is not discounted and is based upon an actuarial report obtained from a third party. The actuarial report uses information provided by the Company's insurance brokers and insurers, combined with the Company's judgments regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation, and the Company's claims settlement practices.

Commitments and Contingencies

In the normal course of business, the Company estimates potential future loss accruals related to legal, workers' compensation, tax and other contingencies. These accruals require management's judgment on the outcome of various events based on the best available information. However, due to changes in facts and circumstances, the ultimate outcomes could differ from management's estimates.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration that the Company is expected to be entitled to in exchange for those goods or services. The Company applied practical expedients related to unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Net sales of the Company's principal services and products were as follows:

	Year Ended December 31,		
	2022		2021
Service Sales			
Digital Printing	$	**174,752**	$ 166,694
MPS		**75,782**	72,434
Scanning and Digital Imaging		**17,357**	14,458
Total services sales		**267,891**	253,586
Equipment and Supplies Sales		**18,119**	18,622
Total net sales	$	**286,010**	$ 272,208

Digital Printing consists of professional services and software services to (i) re-produce and distribute large-format and small-format documents in either black and white or color ("Ordered Prints") and (ii) specialized graphic color printing. Substantially, all of the Company's revenue from Digital Printing comes from professional services to re-produce Ordered Prints. Sales of Ordered Prints are initiated through a customer order or quote and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligation under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the re-produced Ordered Prints. Transfer of control occurs at a specific point-in-time, when the Ordered Prints are delivered to the customer's site or handed to the customer for walk in orders. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue.

MPS consists of placement, management, and optimization of print and imaging equipment in the customers' offices, job sites, and other facilities. MPS relieves the Company's customers of the burden of purchasing print equipment and related supplies and maintaining print devices and print networks, and shifts their costs to a "per-use" basis. MPS is supported by the Company's hosted proprietary technology, Abacus®, which allows customers to capture, control, manage, print, and account for their documents. Under its MPS contracts, the Company is paid a fixed rate per unit for each print produced (per-use), often referred to as a "click charge". MPS sales are driven by the ongoing print needs of the Company's customers at their facilities. Upon the issuance of ASC 842, *Leases,* the Company concluded that certain of its MPS arrangements, which had previously been accounted for as service revenue under ASC 606, *Revenue from Contracts with Customers,* are accounted for as operating leases under ASC 842. The pattern of revenue recognition for the Company's MPS revenue has remained substantially unchanged following the adoption of ASC 842. See Note 7, *Leasing,* for additional information.

Scanning and Digital Imaging, combines software and professional services to facilitate the capture, management, access and retrieval of documents and information that have been produced in the past. Scanning and Digital Imaging includes the Company's hosted SKYSITE ® software and ARC Facilities solution to organize, search and retrieve documents, as well as the provision of services that include the capture and conversion of hardcopy and electronic documents into digital files ("Scanned Documents"), and their cloud-based storage and maintenance. Sales of Scanning and Digital Imaging professional services, which represent substantially all revenue for the business line, are initiated through a customer order or proposal and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligation under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the digital files. Transfer of control occurs at a specific point-in-time, when the Scanned Documents are delivered to the customer either through SKYSITE, ARC Facilities, or through other electronic media. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue.

Equipment and Supplies sales consist of reselling printing, imaging, and related equipment ("Goods") to customers primarily in architectural, engineering and construction firms. Sales of Equipment and Supplies are initiated through a customer order and are governed by established terms and conditions agreed upon at the onset of the customer relationship. Revenue is recognized when the performance obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the Goods. Transfer of control occurs at a specific point-in-time, when the Goods are delivered to the customer's site. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Taxes collected concurrent with revenue-producing activities are excluded from revenue. The Company has experienced minimal customer returns or refunds and does not offer a warranty on equipment that it is reselling.

The Company has established contractual pricing for certain large national customer accounts ("Global Solutions"). These contracts generally establish uniform pricing at all operating segments for Global Solutions. Revenues earned from the Company's Global Solutions are recognized in the same manner as non-Global Solutions revenues.

Included in revenues are fees charged to customers for shipping, handling, and delivery services. Such revenues amounted to $11.3 million and $10.6 million for 2022 and 2021, respectively.

Revenues from hosted software licensing activities are recognized ratably over the term of the license. Revenues from software licensing activities comprise less than 2% of the Company's consolidated revenues during the years ended December 31, 2022 and 2021.

Management provides for returns, discounts and allowances based on historic experience and adjusts such allowances as considered necessary.

In previous years, the Company's services were characterized by the primary industries/markets in which they were meant to be sold, e.g., the construction industry or the document archiving and storage market. Having expanded the variety of markets and industries it serves over the past several years, the Company now believes it is more useful to report its services by production method. Thus, Digital Printing was previously described as "construction document and information management" or "CDIM," and Scanning and Digital Imaging was previously described as "archiving and information management" or "AIM."

The methods for financial reporting and revenue recognition in the renamed service lines remain unchanged. Likewise, "Managed Print Services" or "MPS" and "Equipment Sales and Supplies" are also reported identically from previous years.

Comprehensive Income (Loss)

The Company's comprehensive income (loss) includes foreign currency translation adjustments, net of taxes.

Asset and liability accounts of international operations are translated into the Company's functional currency, U.S. dollars, at current rates. Revenues and expenses are translated at the average currency rate for the fiscal year.

Segment and Geographic Reporting

The provisions of ASC 280, *Segment Reporting*, require public companies to report financial and descriptive information about their reportable operating segments. The Company identifies operating segments based on the various business activities that earn revenue and incur expense and whose operating results are reviewed by the Company's Chief Executive Officer, who is the Company's chief operating decision maker. Because its operating segments have similar products and services, classes of customers, production processes, distribution methods and economic characteristics, the Company operates as a single reportable segment.

The Company recognizes revenues in geographic areas based on the location to which the product was shipped or services have been rendered. See table below for revenues and property and equipment, net, attributable to the Company's U.S. operations and foreign operations.

	Year Ended December 31,					
	2022			**2021**		
	U.S.	Foreign Countries	Total	U.S.	Foreign Countries	Total
Revenues from external customers	$254,559	$ 31,451	$286,010	$241,719	$ 30,489	$272,208
Property and equipment, net	$ 34,595	$ 5,619	$ 40,214	$ 39,584	$ 5,569	$ 45,153

Advertising and Shipping and Handling Costs

Advertising costs are expensed as incurred and approximated $0.7 million and $0.6 million during 2022 and 2021, respectively. Shipping and handling costs incurred by the Company are included in cost of sales.

Stock-Based Compensation

The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period.

Total stock-based compensation for 2022 and 2021, was $1.8 million and $1.7 million, respectively, and was recorded in selling, general, and administrative expenses, consistent with the classification of the underlying salaries. In accordance with ASC 718, *Income Taxes*, any excess tax benefit resulting from stock-based compensation, in the Consolidated Statements of Cash Flows, are classified along with other income tax cash flows as an operating activity.

The weighted average fair value at the grant date for options issued in 2022 and 2021, was $0.96 and $1.14, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Weighted average assumptions used:		
Risk free interest rate	2.1 %	0.7 %
Expected volatility	56.4 %	62.6 %
Expected dividend yield	6.2 %	1.5 %

Using historical exercise data as a basis, the Company determined that the expected term for stock options issued in 2022 and 2021, was 6.7 years.

For fiscal years 2022 and 2021, expected stock price volatility is based on the Company's historical volatility for a period equal to the expected term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with an equivalent remaining term. The Company accounts for forfeitures of share-based awards when they occur.

As of December 31, 2022, total unrecognized stock-based compensation expense related to nonvested stock-based compensation was approximately $2.6 million, which is expected to be recognized over a weighted average period of approximately 1.9 years.

For additional information, see Note 9, *Employee Stock Purchase Plan and Stock Plan.*

Research and Development Expenses

Research and development activities relate to costs associated with the design and testing of new technology or enhancements and maintenance to existing technology. Such costs are expensed as incurred are primarily recorded to cost of sales. In total, research and development amounted to $6.5 million and $6.4 million, during 2022 and 2021, respectively.

Noncontrolling Interest

The Company accounted for its investment in UDS under the purchase method of accounting, in accordance with ASC 805, *Business Combinations*. UDS has been consolidated in the Company's financial statements from the date of acquisition. Noncontrolling interest, which represents the 35% noncontrolling interest in UDS, is reflected on the Company's Consolidated Financial Statements. In May of 2022, the Company completed an $11.2 million capital distribution from its Chinese JV. As the

Company is 65% owner, $7.3 million came to the Company's US operations, and 35% or $3.9 million went to the JV partner, thus resulting in a $3.9 million decrease in the Company's consolidated cash and noncontrolling interest balance sheet accounts.

Sales Taxes

The Company bills sales taxes, as applicable, to its customers. The Company acts as an agent and bills, collects, and remits the sales tax to the proper government jurisdiction. The sales taxes are accounted for on a net basis, and therefore are not included as part of the Company's revenue.

Earnings Per Share

The Company accounts for earnings per share in accordance with ASC 260, *Earnings Per Share.* Basic earnings per share is computed by dividing net income attributable to ARC by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is computed similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if common shares subject to outstanding options and acquisition rights had been issued and if the additional common shares were dilutive. Common share equivalents are excluded from the computation if their effect is anti-dilutive. There were 3.2 million and 4.3 million common shares excluded from the calculation of diluted net income attributable to ARC per common share as their effect would have been anti-dilutive for 2022 and 2021, respectively. The Company's common share equivalents consist of stock options issued under the Company's Stock Plan.

Basic and diluted weighted average common shares outstanding were calculated as follows for 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Weighted average common shares outstanding during the period — basic	42,214	42,164
Effect of dilutive stock awards	1,066	568
Weighted average common shares outstanding during the period — diluted	43,280	42,732

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments - Credit Loss (Topic 326)* ("ASU 2016-13"), which updates the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. ASU 2016-13 must be adopted on a modified-retrospective approach. This update was effective for fiscal years beginning after December 15, 2020 including interim periods within those fiscal years. In October 2019, the FASB approved an extension for all non-SEC filers, including small reporting companies, to extend the effective date to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Therefore, the effective date for this update will be January 1, 2023. The Company is finalizing its assessment of CECL and believes that the impact will be insignificant on its consolidated statements of financial condition and results of operations.

3. GOODWILL AND OTHER INTANGIBLES

Goodwill

In accordance with ASC 350, *Intangibles - Goodwill and Other*, the Company assesses goodwill for impairment annually as of September 30, and more frequently if events and circumstances indicate that goodwill might be impaired. At September 30, 2022, the Company performed its assessment and determined that goodwill was not impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

In 2017 the Company elected to early-adopt ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies subsequent goodwill measurement by eliminating step two from the goodwill impairment test.

Given the uncertainty regarding the ultimate financial impact of the COVID-19 pandemic and the ensuing economic recovery, there can be no assurance that the estimates and assumptions made for purposes of the Company's goodwill impairment analysis in 2022 will prove to be accurate predictions of the future. If the Company's assumptions, including forecasted EBITDA of certain reporting units, are not achieved, or its assumptions regarding disruptions caused by the pandemic, and its impact on the recovery from COVID-19 change, then the Company may be required to record goodwill impairment charges in future periods, whether in connection with the Company's next annual impairment testing in the third quarter of 2023, or on an interim basis, if any such change constitutes a triggering event (as defined under ASC 350, *Intangibles-Goodwill and Other*) outside of the quarter when the Company regularly performs its annual goodwill impairment test. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

The carrying amount of goodwill from January 1, 2021 through December 31, 2022 is summarized as follows:

	Gross Goodwill		Accumulated Impairment Loss		Net Carrying Amount	
January 1, 2021	$	405,558	$	284,507	$	121,051
December 31, 2021	$	405,558	$	284,507	$	121,051
December 31, 2022	$	405,558	$	284,507	$	121,051

Long-lived and Other Intangible Assets

The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of ASC 360, *Accounting for the Impairment or Disposal of Long-lived Assets*. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company groups its assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. The Company has determined that the lowest level for which identifiable cash flows are available is the regional level, which is the operating segment level.

Factors considered by the Company include, but are not limited to, significant underperformance relative to historical or projected operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair value if available, or discounted cash flows, if fair value is not available. The Company assessed potential impairments of its long lived assets as of September 30, 2022 and concluded that there was no impairment.

The following table sets forth the Company's other intangible assets resulting from business acquisitions as of December 31, 2022 and 2021 which continue to be amortized:

	December 31, 2022			December 31, 2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable other intangible assets						
Customer relationships	$ 99,087	$ 99,073	$ 14	$ 99,446	$ 99,371	$ 75
Trade names and trademarks	20,281	20,087	194	20,344	20,094	250
	$ 119,368	$ 119,160	$ 208	$ 119,790	$ 119,465	$ 325

Estimated future amortization expense of other intangible assets for each of the next five fiscal years and thereafter are as follows:

2023	$	42
2024		40
2025		36
2026		35
2027		35
Thereafter		20
	$	208

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	
	2022	2021
Machinery and equipment	$ 246,262	$ 249,482
Buildings and leasehold improvements	23,128	22,883
Furniture and fixtures	2,737	2,591
	272,127	274,956
Less accumulated depreciation	(231,913)	(229,803)
	$ 40,214	$ 45,153

Depreciation expense was $20.3 million and $24.4 million for 2022 and 2021, respectively.

5. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2022	2021
Revolving Loans; **5.6%** and 1.7% interest rate at December 31, 2022 and 2021, respectively	40,000	46,250
Various finance leases; weighted average interest rate of **5.1%** and 4.7% at December 31, 2022 and 2021, respectively; principal and interest payable monthly through March 2028	26,474	31,992
	66,474	78,242
Less current portion	(11,558)	(13,816)
	$ 54,916	$ 64,426

Credit Agreement

On April 22, 2021, the Company entered into the 2021 Credit Agreement with U.S. Bank National Association, as administrative agent and the lender party thereto. The 2021 Credit Agreement provides for the extension of revolving loans in an aggregate principal amount not to exceed $70 million and replaces the Credit Agreement dated as of November 20, 2014, as amended (the "2014 Credit Agreement"). The 2021 Credit Agreement features terms similar to the 2014 Credit Agreement, including the ability to use excess cash of up to $15 million per year for restricted payments such as share repurchases and dividends. The obligation under the 2021 Credit Agreement matures on April 22, 2026.

As of December 31, 2022, the Company's borrowing availability of Revolving Loans under the Revolving Loan commitment was $27.8 million, after deducting outstanding letters of credit of $2.2 million and outstanding Revolving Loans of $40.0 million.

Loans borrowed under the 2021 Credit Agreement bear interest, in the case of LIBOR loans, at a per annum rate equal to the applicable LIBOR (which rate shall not be less than zero), plus a margin ranging from 1.25% to 1.75%, based on the Company's Total Leverage Ratio (as defined in the 2021 Credit Agreement). Loans borrowed under the 2021 Credit Agreement that are not LIBOR loans bear interest at a per annum rate (which rate shall not be less than zero) equal to (i) the greatest of (A) the Federal Funds Rate plus 0.50% (B) the one month LIBOR plus 1.00% per annum, and (C) the rate of interest announced, from time to time, by U.S. Bank National Association as its "prime rate," plus (ii) a margin ranging from 0.25% to 0.75%, based on the Company's Total Leverage Ratio. As of December 31, 2022, LIBOR loans borrowed under the 2021 Credit Agreement accrued interest at 5.6%.

The Company pays certain recurring fees with respect to the 2021 Credit Agreement, including administration fees to the administrative agent.

Subject to certain exceptions, including, in certain circumstances, reinvestment rights, the loans extended under the Credit Agreement are subject to customary mandatory prepayment provisions with respect to: the net proceeds from certain asset sales; the net proceeds from certain issuances or incurrences of debt (other than debt permitted to be incurred under the terms of the 2021 Credit Agreement); the net proceeds from certain issuances of equity securities; and net proceeds of certain insurance recoveries and condemnation events of the Company.

The 2021 Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting the ability (subject to various exceptions) of the Company and its subsidiaries to: incur additional indebtedness (including guarantee obligations); incur liens; sell certain property or assets; engage in mergers or other fundamental changes; consummate acquisitions; make investments; make certain distributions or repurchase equity interest of the Company or its subsidiaries; change the nature of their business; prepay or amend certain indebtedness; engage in certain transactions with affiliates; amend their organizational documents; or enter into certain restrictive agreements. In addition, the 2021 Credit Agreement contains financial covenants which requires the Company to maintain (i) at all times, a Total Leverage Ratio in an amount not to exceed 2.75 to 1.00; and (ii) a Fixed Charge Coverage Ratio (as defined in the 2021 Credit Agreement), as of the last day of each fiscal quarter, an amount not less than 1.15 to 1.00. We were in compliance with our covenants during the year ended December 31, 2022.

The 2021 Credit Agreement also modified certain tests the Company is required to meet in order to pay dividends, repurchase stock and make other restricted payments. In order to make such payments which are permitted subject to certain customary conditions set forth in the 2021 Credit Agreement, the amount of all such payments will be limited to $15 million during any twelve-month period. When calculating the fixed charge coverage ratio, the Company may exclude up to $10 million of such restricted payments that would otherwise constitute fixed charges in any twelve month period.

The 2021 Credit Agreement allows for payment of dividends. In December 2022, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock that is payable on February 28, 2023 to shareholders of record as of January 31, 2023. Accordingly, the Company recorded a dividend payable of $2.1 million within accrued expenses as of December 31, 2022.

The 2021 Credit Agreement contains customary events of default, including with respect to: nonpayment of principal, interest, fees or other amounts; failure to perform or observe covenants; material inaccuracy of a representation or warranty when made; cross-default to other material indebtedness; bankruptcy, insolvency and dissolution events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation, repudiation of guaranties or subordination terms; certain ERISA related events; or a change of control.

The obligations of the Company's subsidiary that is the borrower under the 2021 Credit Agreement are guaranteed by the Company and each of the Company's other United States subsidiaries. The 2021 Credit Agreement and any interest rate protection and other hedging arrangements provided by any lender party to the credit facility or any affiliate of such a lender are secured on a first priority basis by a perfected security interest in substantially all of the borrower's, the Company's and each guarantor's assets (subject to certain exceptions).

6. COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company leases machinery, equipment, and office and operational facilities under non-cancelable operating lease agreements. Certain lease agreements for the Company's facilities generally contain renewal options and provide for annual increases in rent based on the local Consumer Price Index. Refer to Note 7, *Leasing,* for the schedule of the Company's future minimum operating lease payments as of December 31, 2022.

Legal Proceedings. The Company is involved, and will continue to be involved, in legal proceedings arising out of the conduct of our business, including commercial and employment-related lawsuits. Some of these lawsuits purport or may be determined to be class actions and seek substantial damages, and some may remain unresolved for several years. The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's evaluation of whether a loss is reasonably probable is based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter. As of December 31, 2022, the Company has accrued for the potential impact of loss contingencies that are probable and reasonably estimable. The Company does not currently believe that the ultimate resolution of any of these matters will have a material adverse effect on our results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, financial condition, or cash flows.

Environmental Matters. The Company has accrued liabilities for environmental assessment and remediation matters relating to operations at certain locations conducted in the past by predecessor companies that do not relate to ARC's current operations. The Company has accrued these liabilities because it is probable that a loss or cost will be incurred and the amount of loss or cost can be reasonably estimated. These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, the Company's future expenses relating to these matters could be higher than the liabilities it has accrued. Based upon current information, the Company believes that the impact of the resolution of these matters would not be, individually or in the aggregate, material to its financial position, results of operations or cash flows.

7. LEASING

Adoption of ASC Topic 842, Leases

The Company accounts for leases under ASC 842, *Leases.* ASC 842 requires a dual approach for lessee accounting under which a lessee accounts for leases as finance leases or operating leases. Both finance leases and operating leases result in the lessee recognizing a ROU asset and a corresponding lease liability. For finance leases the lessee recognizes interest expense and amortization of the ROU asset, and for operating leases the lessee will recognize a straight-line total lease expense. In addition, ASC 842 changes the definition of a lease, which resulted in changes to the classification of certain service contracts with customers to lease arrangements.

The Company elected certain additional practical expedients permitted by the new guidance allowing the Company to carry forward historical accounting related to lease identification and classification for existing leases upon adoption. The Company elected, for its equipment asset classes, the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component. Leases with an initial term of 12 months or less are not recorded on the Company's consolidated balance sheet.

Lessee Accounting

The Company determines whether an arrangement is a lease at contract inception. The Company's material lease contracts are generally for real estate or print equipment, and the determination of whether such contracts contain leases generally does not require significant estimates or judgments. The Company's leases that are classified as operating leases primarily consist of real estate leases. The Company's real estate leases contain both lease and non-lease components, which are accounted for separately. The Company's leases that are classified as finance leases primarily consist of print equipment. Certain print equipment leases have lease and non-lease components, which are accounted for as a single lease component as discussed above. Other than the election to treat the Company's fixed lease payment as a single lease component, the accounting for finance leases will remain unchanged under ASC 842.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and are reduced by any lease incentives received. The lease terms range from one to ten years, with renewal terms that can extend the lease term from one to five years. A portion of the Company's real estate leases are generally subject to annual changes in the Consumer Price Index (CPI), which are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The tables below present financial information associated with the Company's leases as of, and the years ended, December 31, 2022 and December 31, 2021.

	Classification	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Right-of-use assets from operating leases	$ 28,163	$ 29,360
Finance lease assets	Property and equipment	60,887	75,094
	Less accumulated depreciation	(38,607)	(48,582)
	Property and equipment, net	22,280	26,512
Total lease assets		$ 50,443	$ 55,872
Liabilities			
Current			
Operating	Current portion of operating lease liabilities	$ 9,924	$ 10,284
Finance	Current portion of long-term finance leases	11,558	13,816
Long-term			
Operating	Long-term portion of operating lease liabilities	23,339	24,952
Finance	Long-term portion of finance leases	14,916	18,176
Total lease liabilities		$ 59,737	$ 67,228

		Year Ended	
	Classification	December 31, 2022	December 31, 2021
Operating lease cost	Cost of sales	$ 12,940	$ 13,600
	Selling, general and administrative expenses	2,813	2,962
Total operating lease cost [(1)(2)]		$ 15,753	$ 16,562
Finance lease cost			
Amortization of leased assets	Cost of sales	$ 12,718	$ 16,039
	Selling, general and administrative expenses	461	311
Interest on lease liabilities	Interest expense, net	1,447	1,786
Total finance lease cost		14,626	18,136
Total lease cost		$ 30,379	$ 34,698

[(1)] Includes variable lease costs and short-term lease costs of $2,795 and $240, respectively for the year ended December 31, 2022.

[(2)] Includes variable lease costs and short-term lease costs of $3,065 and $255, respectively for the year ended December 31, 2021.

Maturity of lease liabilities (as of December 31, 2022)	Operating Leases[1] [2]		Finance Leases[3]	
2023	$	11,259	$	12,510
2024		8,354		7,903
2025		6,437		4,393
2026		4,467		2,878
2027		3,836		1,022
Thereafter		2,983		4
Total		37,336		28,710
Less amount representing interest		4,073		2,236
Present value of lease liability	$	33,263	$	26,474

[1] Reflects payments for non-cancelable operating leases with initial terms of one year or more as of December 31, 2022. The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

[2] The Company leased several of its facilities under lease agreements with entities owned by certain of its current and former executive officers which expire through December 2023. The rental payments on these facilities amounted to $0.5 million during 2022. In the table above, annual rental payments of $0.5 million for related parties are included in 2023.

[3] The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

Maturity of lease liabilities (as of December 31, 2021)	Operating Leases[1] [2]		Finance Leases[3]	
2022	$	12,034	$	15,004
2023		9,402		10,229
2024		6,411		5,737
2025		5,023		2,221
2026		3,163		995
Thereafter		4,263		76
Total		40,296		34,262
Less amount representing interest		5,060		2,270
Present value of lease liability	$	35,236	$	31,992

[1] Reflects payments for non-cancelable operating leases with initial terms of one year or more as of December 31, 2021. The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

[2] The Company leased several of its facilities under lease agreements with entities owned by certain of its current and former executive officers which expire through December 2023. The rental payments on these facilities amounted to $0.5 million during 2021. In the table above, annual rental payments of $0.5 million for related parties are included in 2022 through 2023.

[3] The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced, and such leases are not material in the aggregate.

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)		
Operating leases	**4.3**	4.3
Finance leases	**2.8**	2.9
Weighted average discount rate		
Operating leases	**5.2 %**	5.7 %
Finance leases	**5.1 %**	4.7 %

Other information	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ **14,907**	$ 15,054
Operating cash flows from finance leases	$ **1,451**	$ 1,755
Financing cash flows from finance leases	$ **14,736**	$ 18,369

Lessor Accounting

The Company concluded that certain of its contracts with customers contain leases under the new leasing standard and accordingly should be accounted for as operating leases upon adoption of ASC 842. Specifically, certain of the Company's MPS arrangements, which had previously been accounted for as service revenue under ASC 606, *Revenue from Contracts with Customers,* are now accounted for as operating leases under ASC 842.

The Company's MPS arrangements consists of the placement, management, and optimization of print and imaging equipment in customers' offices, job sites, and other facilities under which the Company is paid a fixed rate per unit for each print produced (per-use), often referred to as a "click charge." Accordingly, the fixed rate per unit charged to the customer covers the use of the equipment (i.e., the lease component), as well as the additional services performed by the Company as described above (i.e., the non-lease component). Certain of the Company's MPS contracts provide the customer the option to renew or terminate the agreement, which are considered when assessing the lease term. The Company elected the practical expedient to not separate certain lease and non-lease components related to its MPS arrangements, and accounts for the combined component under ASC 842. The pattern of revenue recognition for the Company's MPS revenue has remained substantially unchanged following the adoption of ASC 842.

MPS revenue includes $70.0 million of rental income and $5.8 million of service income for the year ended December 31, 2022. MPS revenue includes $66.5 million of rental income and $5.9 million of service income for the year ended December 31, 2021. The Company's property and equipment, net of accumulated depreciation, includes approximately $23 million and $26 million of equipment subject to leases with customers under the Company's MPS arrangements for the years ended December 31, 2022 and December 31, 2021, respectively. Following termination of an MPS arrangement, the Company will place existing equipment at an alternate customer site pursuant to an MPS arrangement, at one of the Company's service centers, or dispose of the equipment.

8. INCOME TAXES

The following table includes the consolidated income tax provision for federal, state, and foreign income taxes related to the Company's total earnings before taxes for 2022 and 2021:

		Year Ended December 31,		
		2022		2021
Current:				
Federal	$	—	$	—
State		154		38
Foreign		487		179
		641		217
Deferred:				
Federal		4,142		3,245
State		1,040		985
Foreign		9		(266)
		5,191		3,964
Income tax provision	$	5,832	$	4,181

The Company's foreign earnings (loss) before taxes were $0.4 million and $(1.3) million for 2022 and 2021, respectively.

The Company's US earnings before taxes were $16.2 million and $14.4 million for 2022 and 2021, respectively.

The consolidated deferred tax assets and liabilities consist of the following:

		December 31,		
		2022		2021
Deferred tax assets:				
Financial statement accruals not currently deductible	$	1,151	$	1,403
Social security tax deferral		—		316
Accrued vacation		754		753
Accrued bonuses		914		834
Deferred revenue, net		37		32
Fixed assets		4,242		4,433
Right of use operating lease liabilities		8,494		9,067
Goodwill and other identifiable intangibles		745		2,127
Stock-based compensation		2,365		2,865
Federal tax net operating loss carryforward		14,593		16,142
State tax net operating loss carryforward, net		5,182		5,594
Foreign tax net operating loss carryforward		879		943
Tax credits, net		1,669		1,681
Gross deferred tax assets		41,025		46,190
Less: valuation allowance		(2,651)		(2,421)
Net deferred tax assets	$	38,374	$	43,769
Deferred tax liabilities:				
Goodwill	$	(23,197)	$	(23,015)
Right of use assets		(7,184)		(7,461)
Net deferred tax assets	$	7,993	$	13,293

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,	
	2022	2021
Statutory federal income tax rate	21 %	21 %
State taxes, net of federal benefit	6	6
Foreign taxes	1	1
Valuation allowance	1	2
Section 162(m) limitation	2	1
Stock based compensation	3	1
Discrete items for federal, state and foreign taxes	1	—
Effective income tax rate	35 %	32 %

In accordance with ASC 740-10, *Income Taxes*, the Company evaluates the need for deferred tax asset valuation allowances based on a more likely than not standard. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The Company considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- Future reversals of existing taxable temporary differences;

- Future taxable income exclusive of reversing temporary differences and carryforwards;

- Taxable income in prior carryback years; and

- Tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors, including but not limited to:

- Nature, frequency, and severity of recent losses;

- Duration of statutory carryforward periods;

- Historical experience with tax attributes expiring unused; and

- Near- and medium-term financial outlook.

The Company utilizes a rolling three years of actual and current year anticipated results as the primary measure of cumulative income/losses in recent years, as adjusted for permanent differences. The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns and future profitability. The Company's accounting for deferred tax consequences represents its best estimate of those future events. Changes in the Company's current estimates, due to unanticipated events or otherwise, could have a material effect on its financial condition and results of operations. The Company has a $2.7 million valuation allowance against certain deferred tax assets as of December 31, 2022.

Based on the Company's current assessment, the remaining net deferred tax assets as of December 31, 2022 are considered more likely than not to be realized. The valuation allowance of $2.7 million may be increased or reduced as conditions change or if the Company is unable to implement certain available tax planning strategies. The realization of the Company's net deferred tax assets ultimately depends on future taxable income, reversals of existing taxable temporary differences or through a loss carry back.

As of December 31, 2022, the Company had approximately $69.5 million of consolidated federal, $83.6 million of state and $4.5 million of foreign net operating loss carryforwards available to offset future taxable income, respectively. Certain federal net operating loss carryforwards will begin to expire in varying amounts between 2032 and 2037. Certain state net operating loss carryforwards will begin to expire in varying amounts between 2023 and 2042. The foreign net operating loss carryforwards begin to expire in varying amounts beginning in 2023. As of December 31, 2022, the Company had approximately $0.5 million of foreign and $1.5 million of certain state tax credit carryforwards which will begin to expire in varying amounts in 2023 and 2024.

The Company and some of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2018. An exception is that the U.S. federal jurisdiction may redetermine correct taxable income in a closed year in order to ascertain either the amount of an NOL, or the amount of an NOL that is absorbed in the closed year for purposes of determining the correct net operating loss deduction for an open year. We incurred federal NOL's in various years dating back to the 2011 tax year.

There were no unrecognized tax benefits as of and for the years ended December 31, 2022 or 2021. The Company includes interest and penalties related to uncertain tax positions as a component of income tax expense. The Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. During the years ended December 31, 2022 and 2021, no interest or penalties were required to be recognized related to unrecognized tax benefits.

9. EMPLOYEE STOCK PURCHASE PLAN AND STOCK PLAN

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (the "ESPP") eligible employees may purchase up to a calendar year maximum per eligible employee of the lesser of (i) 2,500 shares of common stock, or (ii) a number of shares of common stock having an aggregate fair market value of $25 thousand as determined on the date of purchase at 85% of the fair market value of such shares of common stock on the applicable purchase date. The compensation expense in connection with the ESPP in 2022 and 2021, was $17 thousand and $9 thousand, respectively.

Employees purchased the following shares in the periods presented:

	Year Ended December 31,	
	2022	2021
Shares purchased	45	34
Average price per share	$ 2.16	$ 1.80

Stock Plan

On April 29, 2021, the Company's shareholders approved the Company's 2021 Incentive Plan, replacing the 2014 Stock Incentive Plan, as amended, which is the only equity incentive plan under which the Company can currently grant equity incentive awards. The 2021 Incentive Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other forms of awards granted or denominated in the Company's common stock or units of the Company's common stock, as well as cash bonus awards, to employees, directors and consultants of the Company. The Company's Stock Plan authorizes the Company to issue up to 3.5 million shares plus such additional number of shares of common stock (up to 6,132,593 shares) as is equal to the number of shares of common stock subject to awards granted under the 2014 Incentive Plan and the Company's 2005 Stock Plan, which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company pursuant to a contractual repurchase right. At December 31, 2022, 1.4 million shares remain available for issuance under the Stock Plan.

Stock options granted under the Company's Stock Plan generally expire no later than ten years from the date of grant. Options generally vest and become fully exercisable over a period of three to four years from date of award, except that options granted to non-employee directors may vest over a shorter time period. The exercise price of options must be equal to at least 100% of the fair market value of the Company's common stock on the date of grant. The Company allows for cashless exercises of vested outstanding options.

During 2022 and 2021, the Company granted options to acquire a total of 1.7 million shares and 0.7 million shares, respectively, of the Company's common stock to certain key employees with an exercise price equal to the fair market value of the Company's common stock on the date of grant. The granted stock options vest annually over three to four years from the grant date and expire 10 years after the date of grant.

The following is a further breakdown of the stock option activity under the Stock Plan:

	Shares		Weighted Average Exercise Price per Share	Weighted Average Contractual Life (In years)		Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2020	5,212	$	3.77			
Granted	688	$	2.22			
Exercised	(165)	$	2.30			
Forfeited/Canceled	(273)	$	4.90			
Outstanding at December 31, 2021	5,462	$	3.56			
Granted	1,658	$	3.11			
Exercised	(618)	$	2.49			
Forfeited/Canceled	(533)	$	5.31			
Outstanding at December 31, 2022	5,969	$	3.39	5.62	$	2,154
Vested or expected to vest at December 31, 2022	5,969	$	3.39	5.62	$	2,154
Exercisable at December 31, 2022	3,619	$	3.79	3.57	$	1,389

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing stock price on December 31, 2022 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2022. This amount changes based on the fair market value of the common stock. Total intrinsic value of options exercised during the years ended December 31, 2022 and December 31, 2021 were $292 thousand and $136 thousand, respectively.

A summary of the Company's non-vested stock options as of December 31, 2022, and changes during the year then ended is as follows:

Non-vested Options	Shares		Weighted Average Grant Date Fair Market Value per Share
Non-vested at December 31, 2021	1,300	$	1.01
Granted	1,658	$	0.96
Vested	(597)	$	1.04
Forfeited/Canceled	(11)	$	1.04
Non-vested at December 31, 2022	2,350	$	0.96

The following table summarizes certain information concerning outstanding options at December 31, 2022:

Range of Exercise Price per Share	Options Outstanding at December 31, 2022
$1.14 – $2.70	3,075
$3.21 – $4.75	2,124
$6.16 – $7.19	396
$8.89 – $9.09	374
$1.14 – $9.09	5,969

Restricted Stock

In 2022, the Company granted 0.1 million shares of restricted stock awards to certain key employees with a deemed issuance price per share equal to the closing price of the Company's common stock on the date the restricted stock was granted. These restricted stock awards vest annually over three years from the grant date. In addition, the Company granted approximately 16 thousand shares of restricted stock awards to each of the Company's three non-employee members of its board of directors with a deemed issuance price per share equal to the closing price of the Company's common stock on the date the restricted stock was granted. These restricted stock vests on the one-year anniversary of the grant date.

In 2021, the Company granted granted 0.9 million shares of restricted stock awards to certain key employees with a deemed issuance price per share equal to the closing price of the Company's common stock on the date the restricted stock was granted. These restricted stock awards vest annually over three years from the grant date. In addition, the Company granted approximately 28 thousand shares of restricted stock awards to each of the Company's four non-employee members of its board of directors with a deemed issuance price per share equal to the closing price of the Company's common stock on the date the restricted stock was granted. These restricted stock vests on the one-year anniversary of the grant date.

A summary of the Company's non-vested restricted stock as of December 31, 2022, and changes during the year then ended is as follows:

Non-vested Restricted Stock	Shares		Weighted Average Grant Date Fair Market Value per Share
Non-vested at December 31, 2021	1,114	$	2.13
Granted	**152**	$	**3.37**
Vested	**(547)**	$	**2.19**
Forfeited/Canceled	—	$	—
Non-vested at December 31, 2022	**719**	$	**2.35**

The total fair value of restricted stock awards vested during the years ended December 31, 2022 and 2021 was $1.7 million and $0.9 million, respectively.

10. RETIREMENT PLANS

The Company sponsors a 401(k) Plan, which covers substantially all employees of the Company who have attained age 21. Under the Company's 401(k) Plan, eligible employees may contribute up to 75% of their annual eligible compensation (or in the case of highly compensated employees, up to 6% of their annual eligible compensation), subject to contribution limitations imposed by the Internal Revenue Service. The Company matches 20% of an employee's contributions, up to a total of 4% of that employee's compensation. An independent third party administers the Company's 401(k) Plan. The Company's total expense under these plans amounted to $0.4 million annually during fiscal years 2022 and 2021.

11. FAIR VALUE MEASUREMENTS

In accordance with ASC 820, *Fair Value Measurement*, the Company has categorized its assets and liabilities that are measured at fair value into a three-level fair value hierarchy as set forth below. If the inputs used to measure fair value fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. The three levels of the hierarchy are defined as follows:

Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table summarizes the bases used to measure goodwill at fair value on a nonrecurring basis in the consolidated financial statements as of and for the year ended December 31, 2022 and 2021:

	Significant Other Unobservable Inputs			
	December 31, 2022		December 31, 2021	
	Level 3	Total Losses	Level 3	Total Losses
Nonrecurring Fair Value Measure				
Goodwill	$ 121,051	$ —	$ 121,051	$ —

Board of Directors

The following is a brief description of the principal occupation and business experience of each of the directors of ARC Document Solutions, Inc. ("ARC", "we," "us," and "our") and their other affiliations.

Kumarakulasingam ("Suri") Suriyakumar has served as our Chief Executive Officer since June 1, 2007, and as our President from 1991 to June 2022. He also served as our Chief Operating Officer from 1991 until his appointment as Chief Executive Officer. On July 24, 2008, Mr. Suriyakumar was appointed Chairman of our board of directors. Mr. Suriyakumar served as an advisor of Holdings from March 1998 until his appointment as a director of the Company in October 2004. Mr. Suriyakumar joined Micro Device, Inc. (our predecessor company) in 1989. He became the Vice President of Micro Device, Inc. in 1990. Prior to joining the Company, Mr. Suriyakumar was employed with Aitken Spence & Co. LTD, a highly diversified conglomerate and one of the five largest corporations in Sri Lanka. ARC's board believes that as a founder of the Company with tremendous industry knowledge, a strong following within the Company, and demonstrated leadership skills in a variety of economic and market-driven environments, Mr. Suriyakumar possesses unmatched experience in, and insight into, all aspects of our business, and his service on the board is invaluable to ARC.

Bradford L. Brooks has served as CEO of Censys, Inc., a leading provider of continuous attack surface management, since January 2022. Previously, Mr. Brooks served as President and CEO of OneLogin, a global leader in cloud-based identity and access management as a service, from August 2017 to October 2021. From January 2015 to June 2017, Mr. Brooks was CMO as well as the executive leader of product management and engineering for DocuSign. Mr. Brooks held senior executive level positions at Juniper Networks and Microsoft prior to DocuSign. The board believes that Mr. Brooks' extensive experience across multiple technology sectors, and his extensive executive leadership experience in enterprise-level technology product management, and in sales and marketing have provided him with a deep understanding of business matters. His business understanding, coupled with his broad operational expertise, his independent director status and the fact that our board of directors has determined that he is an "audit committee financial expert" under U.S. Securities and Exchange Commission ("SEC") guidelines in light of his understanding of accounting and financial reporting, make his service on the board valuable to ARC. Mr. Brooks has a Bachelor of Science in Economics from California State University, Chico, and a Masters of International Management from Thunderbird School of Global Management, Arizona State University.

Cheryl Cook is currently a Senior Vice President at Dell EMC, and is responsible for spearheading development and strategy for Dell's Global Partner Marketing Organization and driving long-term partner marketing strategy. She joined Dell in 2011 from Nuance Communications, where she served as a Senior Vice President from February 2010 to February 2011, managing sales across all lines of business. Previously Ms. Cook was a Senior Vice President at Sun Microsystems. Ms. Cook's business understanding, coupled with her broad sales and marketing expertise in technology fields and her independent director status, make her service on the board valuable to ARC. Ms. Cook has a Bachelor of Science in Computer Science from the University of Florida.

Tracey Luttrell rejoined ARC as its Corporate Counsel and Corporate Secretary in August 2018, a role that she previously held from 2008 to 2012. Prior to her role with the Company, Ms. Luttrell practiced corporate law with several law firms, including Wilson Sonsini Goodrich & Rosati, a preeminent Silicon Valley law firm, and she held a business development role with RGP, a global consulting firm. She has extensive experience working as counsel to public and private companies in a variety of industry sectors, and holds her law and undergraduate degrees from McGill University in Montreal, Canada. Ms. Luttrell's experience as an attorney with strong experience with companies in different industry sectors, combined with her knowledge and understanding of the Company gained from years working as its Corporate Counsel and Corporate Secretary, make her service on the board valuable to ARC.

Mark W. Mealy has served as Managing Partner of Colville Capital LLC, a private investment firm, since October 2005. Mr. Mealy also served as the Managing Director and Group Head of Mergers and Acquisitions of Wachovia Securities, Inc., an investment banking firm, from March 2000 until October 2004. Mr. Mealy served as the Managing Director, Mergers and Acquisitions, of First Union Securities, Inc., an investment banking firm, from April 1998 to March 2000, and as the Managing Director of Bowles Hollowell Conner & Co., an investment banking firm, from April 1989 to April 1998. Mr. Mealy is currently a director of Motion & Flow Control Products, Inc. and Kurz Industrial Solutions, Inc. The board believes that Mr. Mealy's financial acumen, experience in mergers and acquisitions, his independent director status and the fact that our board of directors has determined that he is an "audit committee financial expert" under SEC guidelines, given his understanding of accounting and financial reporting, make his service on the board valuable to ARC. Mr. Mealy has a Bachelor of Arts degree from the Woodrow Wilson School of Public and International Affairs at Princeton University.